File No. 33-
                                                            CIK #897380
                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.
A.   Exact name of Trust:               Insured Municipals Income Trust,
                                        157th Insured Multi-Series

B.   Name of Depositor:                   Van Kampen Merritt Inc.

C.   Complete address of Depositor's principal executive offices:

                                        One Parkview Plaza
                                        Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

       Van Kampen Merritt Inc.            Chapman and Cutler
       Attention:  John C. Merritt,       Attention:  Mark J. Kneedy
                   Chairman
       One Parkview Plaza                 111 West Monroe Street
       Oakbrook Terrace, Illinois  60181  Chicago, Illinois  60603

E.   Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**):
      $1,020,000

G. Amount of filing fee, computed at one twenty-nineth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H.   Approximate date of proposed sale to the public:

   As soon as practicable after the effective date of the Registration
                                Statement
_________________________________________________________________________
*    500 Units registered for primary distribution.
     500 Units registered for resale by Depositor of Units previously sold in primary distribution.
**   Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    Insured Municipals Income Trust,

                       157th Insured Multi-Series

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                         Heading in Prospectus

                   I.  Organization and General Information

1.   (a)  Name of trust)                )
     (b)  Title of securities issued    ) Prospectus Front Cover Page

2.   Name and address of Depositor      ) Introduction
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Trust Administration

3.   Name and address of Trustee        ) Introduction
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Trust Administration

4.   Name and address of principal      ) Underwriting
       underwriter                      )

5.   Organization of trust              ) Introduction

6.   Execution and termination of       ) Introduction
       Trust Indenture and Agreement    ) Trust Administration

7.   Changes of Name                    ) *

8.   Fiscal year                        ) *

9.   Material Litigation                ) *


    II.  General Description of the Trust and Securities of the Trust

10.  General information regarding      ) Introduction
       trust's securities and rights    ) Unitholder Explanations
       of security holders              ) Trust Information
                                        ) Trust Administration

11.  Type of securities comprising      ) Introduction
       units                            ) Trust Information
                                        ) Trust Portfolios

12.  Certain information regarding      ) *
       periodic payment certificates    )

13.  (a)  Load, fees, charges and       ) Introduction
           expenses                     ) Summary of Essential Financial
                                        )   Information
                                        ) Unitholder Explanations
                                          Trust Information
                                          Trust Administration

     (b)  Certain information regarding )
           periodic payment plan        ) *
           certificates                 )

     (c)  Certain percentages           ) Introduction
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Unitholder Explanations

     (d) Certain other fees, expenses ) Unitholder Explanations or charges payable by holders) Trust Administration

     (e)  Certain profits to be received) Unitholder Explanations
           by depositor, principal      ) Underwriting
           underwriter, trustee or      ) Notes to Portfolios
           affiliated persons           )

     (f)  Ratio of annual charges to    ) *
           income                       )

14.  Issuance of trust's securities     ) Unitholder Explanations

15.  Receipt and handling of payments   ) *
       from purchasers                  )

16.  Acquisition and disposition of     ) Introduction
       underlying securities            ) Unitholder Explanations
                                        )  Trust Administration
17.  Withdrawal or redemption           ) Unitholder Explanations
                                        )  Trust Administration
18.  (a)  Receipt and disposition       ) Introduction
           of income                    ) Unitholder Explanations

     (b)  Reinvestment of distributions ) *

     (c)  Reserves or special funds     ) Unitholder Explanations
                                        ) Trust Administration
     (d)  Schedule of distributions     ) *

19.  Records, accounts and reports      ) Unitholder Explanations
       Trust Administration             )

20.  Certain miscellaneous provisions   ) Trust Administration
       of Trust Agreement               )

21.  Loans to security holders          ) *

22.  Limitations on liability           ) Trust Portfolios
                                        ) Trust Administration

23.  Bonding arrangements               ) *

24.  Other material provisions of       ) *
       trust indenture or agreement     )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor          ) Trust Administration

26.  Fees received by Depositor         ) Trust Administration

27.  Business of Depositor              ) Trust Administration
28.  Certain information as to          )
       officials and affiliated         ) *
       persons of Depositor             )

29.  Companies owning securities of     ) *
       Depositor                        )

30.  Controlling persons of Depositor   ) *

31.  Compensation of Directors          ) *

32.  Compensation of Directors          ) *

33.  Compensation of Employees          ) *

34.  Compensation to other persons      ) Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities ) Introduction
       by states                        ) Settlement of Bonds in the Trusts

36.  Suspension of sales of trust's     ) *
       securities                       )

37.  Revocation of authority to         ) *
       distribute                       )

38.  (a)  Method of distribution        )

     (b)  Underwriting agreements       ) Unitholder Explanations

     (c)  Selling agreements            )

39.  (a)  Organization of principal     )
           underwriter                  )
                                        ) Trust Administration
     (b)  N.A.S.D. membership by        )
           principal underwriter        )

40.  Certain fees received by           ) *
       principal underwriter            )

41.  (a)  Business of principal         ) Trust Administration
            underwriter                 )

     (b)  Branch offices of principal   ) *
           underwriter                  )

     (c)  Salesmen of principal         ) *
           underwriter                  )

42.  Ownership of securities of the     ) *
       trust                            )

43.  Certain brokerage commissions      ) *
       received by principal underwriter)

44.  (a)  Method of valuation           ) Introduction
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Unitholder Explanations
                                        ) Trust Administration

     (b)  Schedule as to offering price ) *

     (c)  Variation in offering price   ) Unitholder Explanations
           to certain persons           )

45.  Suspension of redemption rights    ) *

46.  (a)  Redemption valuation          ) Unitholder Explanations
                                        ) Trust Administration

     (b)  Schedule as to redemption     ) *
           price                        )

47.  Purchase and sale of interests     ) Unitholder Explanations
       in underlying securities         ) Trust Administration


           V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of     ) Trust Administration
       trustee                          )

49.  Fees and expenses of trustee       ) Summary of Essential Financial
                                        )   Information
                                        ) Trust Administration

50.  Trustee's lien                     ) Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's    )
       securities                       ) *


                       VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement ) Trust Administration with respect to replacement  )
           or elimination of portfolio  )
           securities                   )

     (b)  Transactions involving        )
           elimination of underlying    )
           securities                   ) *

     (c)  Policy regarding substitution ) Trust Administration
           or elimination of            )
           underlying securities        )

     (d)  Fundamental policy not        ) *
           otherwise covered            )

53.  Tax Status of trust                ) Trust Information
                                        ) Other Matters


              VIII.  Financial and Statistical Information

54.  Trust's securities during last     )
       ten years                        ) *

55.                                     )

56.  Certain information regarding      ) *

57.  periodic payment certificates      )

58.                                     )

59.  Financial statements (Instructions ) Other Matters
       1(c) to Form S-6)                )

_________________________________
* Inapplicable, omitted, answer negative or not required


             Preliminary Prospectus Dated February 10, 1994


                     Insured municipals Income Trust

1,000 Units                                 157th Insured Multi-Series
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                PRELIMINARY PROSPECTUS DATED FEBRUARY 3, 1994
                            SUBJECT TO COMPLETION

February 3, 1994                         Van Kampen Merritt

INSURED MUNICIPALS INCOME TRUST, 154TH INSURED MULTI-SERIES

IM-IT 316
IM-IT 76th Intermediate
Colorado IM-IT 67
Connecticut IM-IT 23
Florida IM-IT 76

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

      THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified, insured portfolio of tax-exempt bonds. The Fund consists of five underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 316 (the "IM-IT"), Insured Municipals Income Trust, 76th Intermediate Series (the "IM-IT Intermediate Trust"), Colorado Insured Municipals Income Trust, Series 67 (the "Colorado IM-IT Trust"), Connecticut Insured Municipals Income Trust, Series 23 (the "Connecticut IM-IT Trust") and Florida Insured Municipals Income Trust, Series 76 (the "Florida IM-IT Trust"). The various trusts are collectively referred to herein as the "Trusts", the Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts are sometimes collectively referred to herein as the "State Trusts", while the IM-IT, IM-IT Intermediate, Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

     "AAA" RATING FOR THE INSURED TRUSTS. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 22. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. INSURANCE RELATES ONLY TO THE BONDS IN A TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's Corporation. Standard & Poor's Corporation has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price (excluding Purchased Interest) and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial Information". For sales charges in the secondary market, see "Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the opening of business on the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. See "Unitholder Explanations--Public Offering".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2                                Introduction

      ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The annual Estimated Current Return and Estimated Long-Term Return to Unitholders at the opening of business (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) on February 3, 1994, were as set forth under "Per Unit Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

     OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     DISTRIBUTIONS. Purchasers of Units will receive distributions on a monthly basis. See "Unitholder Explanations--Settlement of Bonds in the Trusts". Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor, Van Kampen Merritt Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus Purchased Interest; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus Purchased Interest. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus Purchased Interest (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations-- Public Offering--Market for Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public Offering-- Reinvestment Option".

                  Summary of Essential Financial Information                 3

                       INSURED MUNICIPALS INCOME TRUST,
                          154TH INSURED MULTI-SERIES

                  SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

     AT THE OPENING OF BUSINESS ON THE DATE OF DEPOSIT: FEBRUARY 3, 1994
  (EXCEPT FOR THE IM-IT AS OF 8:00 A.M. CENTRAL TIME ON THE DATE OF DEPOSIT)

            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK

                                                                                                IM-IT
                                                                                            INTERMEDIATE         COLORADO
GENERAL INFORMATION                                                          IM-IT              TRUST           IM-IT TRUST
Principal Amount (Par Value) of Securities in Trust..................   $     9,395,000    $     5,030,000    $     2,900,000
Number of Units......................................................             9,620              5,030              3,019
Fractional Undivided Interest in the Trust per Unit..................           1/9,620            1/5,030            1/3,019
Principal Amount (Par Value) of Securities per Unit <F1>.............   $        976.61    $      1,000.00    $        960.58
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio..............   $     9,093,420    $     4,963,663    $     2,847,865
    Aggregate Offering Price of Securities per Unit..................   $        945.26    $        986.81    $        943.31
    Sales Charge <F2>................................................   $         48.70    $         40.04    $         48.61
    Purchased Interest <F3>..........................................   $        58,088    $        20,864    $        24,406
    Purchased Interest per Unit <F3>.................................   $          6.04    $          4.15    $          8.08
    Public Offering Price per Unit <F3>..............................   $      1,000.00    $      1,031.00    $      1,000.00
Redemption Price per Unit, including Purchased Interest <F3>.........   $        943.96    $        983.65    $        944.18
Secondary Market Repurchase Price per Unit, including Purchased
  Interest <F3>......................................................   $        951.30    $        990.96    $        951.39
Excess of Public Offering Price per Unit Over Redemption Price per
  Unit...............................................................   $         56.04    $         47.35    $         55.82
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
  Price per Unit.....................................................   $          7.34    $          7.31    $          7.21
Minimum Value of the Trust under which Trust Agreement may be
  terminated.........................................................   $     1,879,000    $     1,006,000    $       580,000

Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... February 10, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                         Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from

4                 Summary of Essential Financial Information
    such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units."
<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                  Summary of Essential Financial Information                 5

                       INSURED MUNICIPALS INCOME TRUST,
                          154TH INSURED MULTI-SERIES

            SUMMARY OF ESSENTIAL FINANCIAL INFORMATION (CONTINUED)

     AT THE OPENING OF BUSINESS ON THE DATE OF DEPOSIT: FEBRUARY 3, 1994
  (EXCEPT FOR THE IM-IT AS OF 8:00 A.M. CENTRAL TIME ON THE DATE OF DEPOSIT)

            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK

                                                                                           CONNECTICUT          FLORIDA
GENERAL INFORMATION                                                                        IM-IT TRUST        IM-IT TRUST
Principal Amount (Par Value) of Securities in Trust...................................   $     2,970,000    $     2,950,000
Number of Units.......................................................................             3,055              2,982
Fractional Undivided Interest in the Trust per Unit...................................           1/3,055            1/2,982
Principal Amount (Par Value) of Securities per Unit <F1>..............................   $        972.18    $        989.27
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio...............................   $     2,887,174    $     2,825,085
    Aggregate Offering Price of Securities per Unit...................................   $        945.07    $        947.38
    Sales Charge <F2>.................................................................   $         48.68    $         48.81
    Purchased Interest <F3>...........................................................   $        19,082    $        11,362
    Purchased Interest per Unit <F3>..................................................   $          6.25    $          3.81
    Public Offering Price per Unit <F3>...............................................   $      1,000.00    $      1,000.00
Redemption Price per Unit, including Purchased Interest <F3>..........................   $        943.98    $        943.86
Secondary Market Repurchase Price per Unit, including Purchased Interest <F3>.........   $        951.32    $        951.19
Excess of Public Offering Price per Unit Over Redemption Price per Unit...............   $         56.02    $         56.14
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit..   $          7.34    $          7.33
Minimum Value of the Trust under which Trust Agreement may be terminated..............   $       594,000    $       590,000

Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... February 10, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                        Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units."

6                 Summary of Essential Financial Information

<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                           Unitholder Explanations                           7

SETTLEMENT OF BONDS IN THE TRUSTS

     THE FUND. Insured Municipals Income Trust, 154th Insured Multi-Series (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Date of Deposit, among Van Kampen Merritt Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     The Fund consists of five separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Indiana, Virginia and Washington may purchase Units of the IM-IT and IM-IT Intermediate Trusts only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information-- Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

     The portfolio of any IM-IT or State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.

     Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates

8                          Unitholder Explanations
of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit Information" for the applicable Trust. Holders of the Units will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

     OBJECTIVES AND SECURITIES SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2) Financial Guaranty, (3) Municipal Bond Investors Assurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"), (7) Capital Markets Assurance Corporation ("CapMAC") and/or (8) Financial Security Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Bond Insurers") (see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured Trust. No representation is made as to any insurer's ability to meet its commitments.

     Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See "Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

                           Unitholder Explanations                           9

     In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Corporation rating of "BBB-" or at least the Moody's Investors Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's Corporation. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

     In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's Corporation rating of the Securities was in no case less than "BBB-" in the case of the Insured Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters-- Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

     To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

     PORTFOLIO CONCENTRATIONS. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

10                         Unitholder Explanations

     Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may

                           Unitholder Explanations                          11
adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and

12                         Unitholder Explanations
university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

     REPLACEMENT BONDS. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Fund.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range

                           Unitholder Explanations                          13
set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts by Standard & Poor's Corporation or "Baa" or better in the case of the Insured Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal, Purchased Interest and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

     BOND REDEMPTIONS. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be

14                         Unitholder Explanations
applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote
(3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     DISTRIBUTIONS. Distributions of interest received by the Fund, pro rated on an annual basis, will be made monthly. The first such distribution will be in the amount indicated under 'Per Unit Information' for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. Distribution of funds from the Principal Account, if any, will also be made monthly, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

     CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

     As of the opening of business on the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Return and the Estimated Long-Term Return were as set forth in the "Per Unit Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-

                           Unitholder Explanations                          15
Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

     CALCULATION OF ESTIMATED NET ANNUAL INTEREST INCOME. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

     The beginning interest date for each Trust is February 10, 1994. The first record date for each Trust (March 1, 1994) is 21 days from such date. The daily rates of estimated net annual interest income per Unit are $.13699, $.11900, $.12864, $.12818 and $.13082 for the IM-IT, IM-IT Intermediate,
Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts, respectively. This amounts to $2.88, $2.50, $2.70, $2.69 and $2.75 for the IM-IT, IM-IT
Intermediate, Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts, respectively.

     Utilizing the preceding information, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Colorado IM-IT Trust:

     The Colorado IM-IT Trust accrues

        $2.70 to the first record date plus

        $38.60 which is 10 normal distributions at $3.86, and finally adding

        $5.01 which has accrued from January 1, 1995 until February 10, 1995 which completes the 360 day cycle (39 days times the daily factor)

     Total $46.31 interest earned / $1,000.00 (Date of Deposit Public Offering
                  Price) = 4.63% Estimated Current Return as of the Date of Deposit.

PURCHASED AND ACCRUED INTEREST

     PURCHASED INTEREST. Purchased Interest is a portion of the unpaid interest that has accrued on the Securities from the later of the last payment date on the Securities or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. See "Summary of Essential Financial Information" for the amount of Purchased Interest per Unit for each Trust. Purchased Interest is an element of the price Unitholders will receive in connection with the sale or redemption of Units prior to the termination of the Trust.

     ACCRUED INTEREST. Accrued Interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued

16                         Unitholder Explanations
interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     As indicated in "Purchased Interest", accrued interest as of the First Settlement Date includes Purchased Interest. In an effort to reduce the amount of Purchased Interest which would otherwise have to be paid by Unitholders, the Trustee may advance a portion of such accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement (other than the Purchased Interest already included therein), less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

     Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the Purchased Interest and accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds (including Purchased Interest) held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price which includes Purchased Interest. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (excluding Purchased Interest) (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust, 4.3% of the Public Offering Price (excluding Purchased Interest) (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (excluding Purchased Interest) (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (excluding Purchased Interest) (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case Purchased Interest. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.

     The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:

YEARS TO MATURITY         SALES CHARGE  YEARS TO MATURITY         SALES CHARGE
 1...................         1.523%    9....................         4.712%
 2...................         2.041     10...................         4.932
 3...................         2.564     11...................         4.932
 4...................         3.199     12...................         4.932
 5...................         3.842     13...................         5.374
 6...................         4.058     14...................         5.374
 7...................         4.275     15...................         5.374
 8...................         4.493     16 to 30.............         6.045

     The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price (excluding Purchased Interest), the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales

                           Unitholder Explanations                          17
charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                                             DOLLAR AMOUNT OF SALES
                                                           CHARGE REDUCTION PER UNIT
                                                         IM-IT,
 AGGREGATE NUMBER OF                               STATE AND NATIONAL
   UNITS PURCHASED                                   QUALITY TRUSTS          OTHER TRUSTS
100-249 Units...................................        $ 4.00                 $ 4.00
250-499 Units...................................        $ 6.00                 $ 6.00
500-999 Units...................................        $ 14.00                $ 9.00
1,000 or more Units.............................        $ 19.00                $ 11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen Merritt-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if
(1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. To determine the applicable sales charge for units purchased in accordance with (b) above, it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen Merritt Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

     OFFERING PRICE. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

     As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities plus Purchased Interest and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). Such price determination as of the opening of business on the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the opening of business on the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid

18                         Unitholder Explanations
price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities plus Purchased Interest and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

     The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

     No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

     The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus Purchased Interest and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus Purchased Interest and accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios".

     Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made five business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

     MARKET FOR UNITS. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust and the amount of Purchased Interest for each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon

                           Unitholder Explanations                          19
the aggregate bid prices of the Securities in the portfolio of each Trust plus Purchased Interest plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus Purchased Interest and any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents Purchased Interest and/or accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit.

     The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net Annual interest Income in the Interest Account of such Trust after deducting estimated expenses. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of all unit investment trusts sponsored by Van Kampen Merritt Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of

20                         Unitholder Explanations
any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

     Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen Merritt Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund or the Van Kampen Merritt Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen Merritt Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification

                           Unitholder Explanations                          21
number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Purchased Interest and accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds and Purchased Interest in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities and Purchased Interest in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) Purchased Interest for each Trust and (iv) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, the amount of Purchased Interest, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a

22                         Unitholder Explanations
total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

     Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

     The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

     Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on

                           Unitholder Explanations                          23
an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

     The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

     Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering-- Offering Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

     The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

     AMBAC Indemnity Corporation ("AMBAC Indemnity") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,936,000,000 (unaudited) and statutory capital of approximately $1,096,000,000 (unaudited) as of September 30, 1993. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Corporation have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

     Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

24                         Unitholder Explanations

     AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

     Municipal Bond Investors Assurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of December 31, 1992 MBIA had admitted assets of $2.6 billion (audited), total liabilities of $1.7 billion (audited), and total capital and surplus of $896 million (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1993, MBIA had admitted assets of $3.0 billion (unaudited), total liabilities of $2.0 billion (uaudited), and total capital and surplus of $951 million (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

     Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company
(BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

     Standard & Poor's Corporation rates all new issues insured by MBIA "AAA" Prime Grade.

     The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Corporation rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

     Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of September 30, 1993, the total capital and surplus of Financial Guaranty was approximately $744,722,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

     In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

     Financial Security Assurance, Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September

                           Unitholder Explanations                          25
23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

     Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

     Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

     Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

     Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Corporation, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     Capital Guaranty Insurance Company ("Capital Guaranty") was incorporated in Maryland on June 25, 1986, and is a wholly-owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company.

     Capital Guaranty Corporation is owned by the following investors:
Constellation Investments, Inc., an affiliate of Baltimore Gas and Electric; Fleet/Norstar Financial Group, Inc.; Safeco Corporation; Sibag Finance Corporation, an affiliate of Siemens A.G.; and United States Fidelity and Guaranty Company and management.

     Capital Guaranty, headquartered in San Francisco, is a monoline financial guaranty insurer engaged in the underwriting and development of financial guaranty insurance. Capital Guaranty insures general obligation, tax supported and revenue bonds structured as tax-exempt and taxable securities as well as selectively insures taxable corporate/asset backed securities. Standard & Poor's Corporation rates the claims paying ability of Capital Guaranty "AAA."

     Capital Guaranty's insured portfolio currently includes over $9 billion in total principal and interest insured. As of September 30, 1993, the total policyholders' surplus of Capital Guaranty was approximately $181,383,432 (unaudited), and the total admitted assets were approximately $270,021,126 (unaudited) as reported to the Insurance Department of the State of Maryland. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of

26                         Unitholder Explanations
Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

     CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 48 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

     CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's Corporation ("Standard & Poor's"), and "AAA" by Duff & Phelps, Inc. ("Duff & Phelps"). Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. CapMAC commenced operations on December 24, 1987 as an indirect, wholly-owned subsidiary of Citibank (New York State), a wholly-owned subsidiary of Citicorp. On June 25, 1992, Citibank (New York State) sold CapMAC to Holdings (the "Sale").

     Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

     CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

     CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other security, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

     CapMAC's obligations under the Surety Bond(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

     THE SURETY BONDS ARE NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

     In connection with the Sale, Holdings and CapMAC entered into an Ownership Policy Agreement (the "Ownership Policy Agreement"), which sets forth Holdings' intent with respect to its ownership and control of CapMAC and provides for certain policies and agreements with respect to Holdings' exercise of its control of CapMAC. In the Ownership Policy Agreement, Holdings has agreed that, during the term of the Ownership Policy Agreement, it will not, and will not permit any stockholder of Holdings to enter into any transaction the result of which would be a change of control (as defined in the Ownership Policy Agreement) of CapMAC, unless the long term debt obligations or claims-paying ability of the person which would control CapMAC after such transaction or its direct or indirect parent are rated in a high investment grade category, unless Holdings or CapMAC has confirmed that CapMAC's claims-paying ability rating by Moody's (the "Rating") in effect immediately prior to any such change of control will not be downgraded by Moody's upon such change of control or unless such change of control occurs as a result of a public offering of Holdings' capital stock.

     In addition, the Ownership Policy Agreement includes agreements (i) not to change the "zero-loss" underwriting standards or policies and procedures of CapMAC in a manner that would materially and adversely affect the risk profile of CapMAC's book of business, (ii) that CapMAC will adhere to the aggregate leverage limitations and maintain capitalization levels considered by Moody's from time to time as consistent with maintaining CapMAC's Rating and (iii) that until CapMAC's statutory capital surplus and contingency reserve ("qualified statutory capital")

                           Unitholder Explanations                          27
equal $250 million, CapMAC will maintain a specified amount of qualified statutory capital in excess of the amount of qualified statutory capital that CapMAC is required at such time to maintain under the aggregate leverage limitations set forth in Article 69 of the New York Insurance Law.

     The Ownership Policy Agreement will terminate on the earlier of the date on which a change of control of CapMAC occurs and the date on which CapMAC and Holdings agree in writing to terminate the Ownership Policy Agreement; provided that, CapMAC or Holdings has confirmed that CapMAC's Rating in effect immediately prior to any such termination will not be downgraded upon such termination.

     As of December 31, 1992 and 1991, CapMAC had statutory capital and surplus of approximately $148 million and $232 million, respectively, and had not incurred any debt obligations. On June 26, 1992, CapMAC made a special distribution (the "Distribution") to Holdings in connection with the Sale in an aggregate amount that caused the total of CapMAC's statutory capital and surplus to decline to approximately $150 million. Holdings applied substantially all of the proceeds of the Distribution to repay debt owed to Citicorp that was incurred in connection with the capitalization of CapMAC. As of June 30, 1992, CapMAC had statutory capital and surplus of approximately $150 million and had not incurred any debt obligations. In addition, at December 31, 1992 CapMAC had a statutory contingency reserve of approximately $15 million, which is also available to cover claims under surety bonds issued by CapMAC. Article 69 of the New York State Insurance Law requires that CapMAC establishes and maintains the contingency reserve.

     In addition to its capital (including contingency reserve) and other reinsurance available to pay claims under its surety bonds, on June 25, 1992, CapMAC entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur Swiss Insurance Company (the "Reinsurer"), which is rated AAA by Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop Loss Agreement on the surety bonds covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such surety bonds (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has an initial term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

     CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated A1+/P1 by Standard & Poor's and Moody's, respectively, having a term of 360 days. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its surety bonds, including the Surety Bond(s).

     Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

     In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

28                         Unitholder Explanations

     Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's Corporation has assigned to the Units of each Insured Trust its "AAA" investment rating. See "Description of Securities Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or as a guarantee of the market value of such Trust or of the Units.

     On the date of this Prospectus, the Estimated Current Returns on the Securities in the IM-IT, Colorado IM-IT Trust and Connecticut IM-IT Trust were 4.93%, 4.63% and 4.61%, respectively, after payment of the insurance premium or premiums payable by each Trust, while the Estimated Long-Term Returns on such Trusts were 4.95%, 4.58% and 4.65%, respectively. The Estimated Current Returns on identical portfolios without the insurance obtained by the above-mentioned Trusts would have been 4.95%, 4.65% and 4.66%, respectively, on such date, while the Estimated Long-Term Returns on identical portfolios without the insurance obtained by the above mentioned Trusts would have been 4.96%, 4.60% and 4.69%, respectively.

     An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's Corporation "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's Corporation) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's Corporation. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

     In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

     The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

     The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                           Unitholder Explanations                          29

     The Bonds in the Insured Trusts are insured as follows:

                                                         BONDS INSURED        BONDS INSURED
                                                          UNDER AMBAC        UNDER FINANCIAL
                                                           INDEMNITY            GUARANTY            PREINSURED
                       TRUST                          PORTFOLIO INSURANCE  PORTFOLIO INSURANCE         BONDS           TOTAL
IM-IT...............................................          11%                  0%                   89%            100%
IM-IT Intermediate..................................          0%                   0%                  100%            100%
Colorado IM-IT......................................          17%                  0%                   83%            100%
Connecticut IM-IT...................................          31%                  0%                   69%            100%
Florida IM-IT.......................................          0%                   0%                  100%            100%

     The breakdown of the Preinsured Bonds is as follows: IM-IT--AMBAC Indemnity 11%, Financial Guaranty 41% and MBIA 37%; IM-IT Intermediate Trust--AMBAC Indemnity 42%, Financial Guaranty 15%, MBIA 7% and FSA 36%; Colorado IM-IT Trust--AMBAC Indemnity 9%, Financial Guaranty 5% and MBIA 69%; Connecticut IM-IT Trust--AMBAC Indemnity 10%, Financial Guaranty 17%, MBIA 29% and CapMAC 13%; Florida IM-IT Trust-- AMBAC Indemnity 34%, Financial Guaranty 32%, MBIA 25% and FSA 9%.

30

                            IM-IT-- Series 316

IM-IT

      GENERAL. The IM-IT consists of 12 issues of Securities. Two of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 10 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Health Care, 2 (22%); Transportation, 2 (16%); Single Family Mortgage Revenue, 1 (11%); Water and Sewer, 1 (11%); Wholesale Electric, 1 (11%); Public Building, 1 (10%); General Obligations, 2 (7%); Multi-Family Mortgage Revenue, 1 (7%) and Retail Electric/Gas, 1 (5%). Three bond issues aggregating approximately 25% of the aggregate principal amount of the Securities in the Trust are obligations of issuers located in the State of Illinois. No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 27 years.

     TAX STATUS. For a discussion of the Federal tax status of income earned on IM-IT Units, see "Other Matters-- Federal Tax Status".

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $   50.81
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    1.33
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $     .17
      Estimated Net Annual Interest Income per Unit............................................................  $   49.31
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   49.31
      Divided by 12............................................................................................  $    4.11
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .13699
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................       4.93%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................       4.95%
Initial Distribution (March 1994)..............................................................................  $    2.88
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $    4.11
PURCHASED INTEREST <F6>........................................................................................  $    6.04

Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MARCH 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.48 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"
     Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $51.29. Estimated Annual Expense per Unit (excluding insurance) will be increased to $1.81; and estimated net annual interest income per Unit will remain the same as shown. See "Estimated Current Returns and Estimated Long-Term Returns." Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $9,207.

<F2> Excluding insurance costs.

<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

                              IM-IT-- Series 316                            31

INSURED MUNICIPALS INCOME TRUST
SERIES 316 (154TH INSURED MULTI-SERIES)
PORTFOLIO AS OF FEBRUARY 3, 1994

              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        OFFERING
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          PRICE TO
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         IM-IT<F4>
$  1,000,000  Illinois State Toll Highway Authority, Toll Highway Priority
                Revenue Bonds, Series 1992A (FGIC Insured)
                #5.75% Due 1/1/2017..........................................     AAA     2003 @ 102          $   1,025,220
   1,000,000  North Carolina Eastern Municipal Power Agency, Power System
                Revenue Bonds, Refunding Series 1993B (FGIC Insured)                      2003 @ 100
                #5.50% Due 1/1/2017..........................................     AAA     2015 @ 100 S.F.         1,005,000
     350,000  City of Chicago, Illinois, Unlimited Tax General Obligation
                Bonds, Project Series 1993 (FGIC Insured)                                 2004 @ 102
                #5.25% Due 1/1/2018..........................................     AAA     2014 @ 100 S.F.           342,437
   1,060,000  Wisconsin State Health and Educational Facilities Authority,
                Revenue Bonds (Sisters of the Sorrowful Mother Ministry
                Corporation) Series 1993C (MBIA Insured)                                  2003 @ 102
                #5.50% Due 8/15/2019.........................................     AAA     2014 @ 100 S.F.         1,065,300
   1,000,000  Chicago, Illinois, Wastewater Transmission Revenue Refunding
                Bonds, Series 1993 (FGIC Insured)                                         2003 @ 100
                #5.125% Due 1/1/2020.........................................     AAA     2014 @ 100 S.F.           954,260
     325,000  Okemos Public Schools, County of Ingham, State of Michigan,
                1993 Refunding Bonds (Unlimited Tax-General Obligation) MBIA
                Insured
                #0.00% Due 5/1/2020..........................................     AAA                                77,649<F6>
     500,000  Harris County, Texas, Toll Road Senior Lien Revenue Refunding
                Bonds, Series 1994 (FGIC Insured)                                         2004 @ 102
                #5.375% Due 8/15/2020........................................     AAA     2017 @ 100 S.F.           501,440
     500,000  South Carolina State Public Service Authority, Revenue
                Refunding Bonds, Series A (MBIA Insured)                                  2003 @ 102
                #5.50% Due 7/1/2021..........................................     AAA     2014 @ 100 S.F.           505,725
   1,000,000  Rhode Island Convention Center Authority, Revenue Bonds, Series
                1993 (MBIA Insured)                                                       2004 @ 102
                #5.00% Due 5/15/2023.........................................     AAA     2009 @ 100 S.F.           946,410
   1,000,000  Washington State Health Care Facilities Authority, Revenue
                Bonds (Harris Memorial Hospital, Bremerton) Series 1994
                (AMBAC Indemnity Insured)**                                               2004 @ 102
                #5.40% Due 8/15/2023.........................................     AAA     2014 @ 100 S.F.           990,480
     650,000  The Mayor and Council of Rockville (Maryland) Mortgage Revenue
                Refunding Bonds (FHA Insured Mortgage Loan-The Summit
                Apartments Project) Series 1994A (MBIA Insured)                           2004 @ 102
                5.70% Due 1/1/2026...........................................     AAA     2019 @ 100 S.F.           664,449
   1,010,000  Maine State Housing Authority, Mortgage Purchase Revenue Bonds,
                Series 1994A**                                                            2004 @ 102
                5.70% Due 11/15/2026.........................................     AA-     2021 @ 100 S.F.         1,015,050
$  9,395,000                                                                                                  $   9,093,420


All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

32                     IM-IT-- 76th Intermediate Series

IM-IT INTERMEDIATE TRUST

      GENERAL. The IM-IT Intermediate Trust consists of 11 issues of Securities. Three of the Bonds in the IM-IT Intermediate Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 7 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT Intermediate Trust) as follows: Health Care, 3 (32%); General Obligations, 3 (20%); General Purpose, 1 (15%); Water and Sewer, 1 (15%); Public Education, 1 (12%) and Certificates of Participation, 2 (6%). Two bond issues aggregating approximately 30% of the aggregate principal amount of the Securities in the Trust are obligations of issuers located in the State of Pennsylvania. No Bond issue has received a provisional rating. All of the obligations in the IM-IT Intermediate Trust mature within 5-15 years of the Date of Deposit. The dollar weighted average maturity of the Bonds in the Trust is 10.0 years.

     TAX STATUS. For a discussion of the Federal tax status of income earned on IM-IT Intermediate Trust Units, see "Other Matters--Federal Tax Status".

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $   44.15
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    1.31
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................         --
      Estimated Net Annual Interest Income per Unit............................................................  $   42.84
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   42.84
      Divided by 12............................................................................................  $    3.57
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .11900
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................       4.16%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................       4.25%
Initial Distribution (March 1994)..............................................................................  $    2.50
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $    3.57
PURCHASED INTEREST <F6>........................................................................................  $    4.15

Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MARCH 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.62 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $44.77. Estimated Annual Expense per Unit (excluding insurance) will be increased to $1.93; and estimated net annual interest income per Unit will remain the same as shown. See "Estimated Current Returns and Estimated Long-Term Returns." Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $4,929.
<F2> Excluding insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

                       IM-IT-- 76th Intermediate Series                     33

INSURED MUNICIPALS INCOME TRUST
76TH INTERMEDIATE SERIES (154TH INSURED MULTI-SERIES)
PORTFOLIO AS OF FEBRUARY 3, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        IM-IT
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          INTERMEDIATE
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    750,000  Pennsylvania Intergovernmental Cooperation Authority, Special
                Tax Revenue Bonds (City of Philadelphia Funding Program)
                Series 1993 (FGIC Insured)
                4.90% Due 6/15/2003..........................................     AAA                         $     769,710
     105,000  Maricopa County, Arizona, Industrial Development Authority,
                Health Facilities Revenue Refunding Bonds (Catholic Health
                Care) MBIA Insured
                #4.70% Due 7/1/2003..........................................     AAA                               105,394
     750,000  Butler County Hospital Authority, Pennsylvania, Hospital
                Revenue Bonds (Butler Memorial Hospital) Series 1993A (FSA
                Insured)
                #4.75% Due 7/1/2003..........................................     AAA                               758,902
     500,000  Indiana State University Board of Trustees, Indiana State
                University Student Fee Bonds, Series H (AMBAC Indemnity
                Insured)**
                #4.50% Due 10/1/2003.........................................     AAA                               498,015
     275,000  Kenosha County, Wisconsin, Unlimited Tax General Obligation
                Corporate Purpose Bonds, Series 1994A (MBIA Insured)
                4.60% Due 11/1/2003..........................................     AAA                               276,032
     300,000  School Board of Polk County, Florida, Master Lease Program,
                Certificates of Participation, Series 1994 (FSA Insured)
                #200M--4.60% Due 1/1/2004....................................     AAA                               199,172
                #100M--4.70% Due 1/1/2005....................................     AAA     2004 @ 102                 99,529
     600,000  Valparaiso Multi-Schools Building Corporation (Porter County,
                Indiana) First Mortgage Refunding Bonds, Series 1994 (AMBAC
                Indemnity Insured)**
                #4.60% Due 1/1/2004..........................................     AAA                               599,862
     250,000  Cypress-Fairbanks Independent School District, Texas, Unlimited
                Tax General Obligation Refunding Bonds, Series 1991B (AMBAC
                Indemnity Insured)
                #0.00% Due 8/1/2004..........................................     AAA                               151,542<F6>
     750,000  Michigan State Hospital Finance Authority, Hospital Revenue and
                Refunding Bonds (The Detroit Medical Center Obligated Group)
                Series 1993B (AMBAC Indemnity Insured)
                4.80% Due 8/15/2004..........................................     AAA                               755,873
     750,000  North Austin Municipal Utility District No. 1, City of Austin,
                Texas, Contract Revenue Refunding Bonds, Series 1994 (FSA
                Insured)**
                4.70% Due 11/15/2004.........................................     AAA     2003 @ 100                749,632
$  5,030,000                                                                                                  $   4,963,663


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

34                        Colorado IM-IT-- Series 67

COLORADO IM-IT TRUST

      GENERAL. The Colorado IM-IT Trust consists of 8 issues of Securities. Two of the Bonds in the Colorado IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Colorado IM-IT Trust) as follows: Health Care, 3 (35%); Industrial Revenue, 1 (17%); Retail Electric/Gas, 1 (17%); Water and Sewer, 1 (17%) and General Obligations, 2 (14%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3%. For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

     The 1991 fiscal year end fund balance was $16.3 million, which was $62.8 million below the 3% Unappropriated Reserve requirement. As of the end of the 1992 fiscal year, the fund balance was $133.3 million, which was $49.1 million over the 3% Unappropriated Reserve requirement. Based on June 20, 1993 estimates, the 1993 fiscal year ending fund balance is expected to be $281.8 million, or $189.7 million over the 3% required Unappropriated Reserve.

     On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

     The provisions of the Amendment are unclear and will probably require judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State general fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The basis for initial spending and revenue limits are fiscal year 1992 spending and 1991 property taxes collected in 1992. The basis for spending and revenue limits for fiscal year 1994 and later years will be the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation basis. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

     According to the Colorado Economic Prespective, Fourth Quarter, FY 1992-93, June 20, 1993 (the "Economic Report"), inflation for 1992 was 3.7% and population grew at the rate of 2.7% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1994 fiscal year will be limited to 6.4% over expenditures during the 1993 fiscal year. The 1993 fiscal year is the base year for calculating the limitation for the 1994 fiscal year. For the 1993 fiscal year, the Office of State Planning and Budgeting estimates that general fund revenues will total $3,341.7 million and that program revenues (cash funds) will total $1,753.4 million, or total estimated base revenues of $5,095.1 million. Expenditures for the 1994 fiscal year, therefore, cannot exceed $5,421.2 million. However, the

                          Colorado IM-IT-- Series 67                        35
1994 fiscal year general fund and program revenues (cash funds) are projected to be only $5,220.4 million, or $200.8 million less than expenditures allowed under the spending limitation.

     There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

     As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $100.3 million in fiscal year 1988, $134.4 million in fiscal year 1989, $116.6 million in fiscal year 1990, $16.3 million in fiscal year 1991 and $133.3 million in fiscal year 1992. The fiscal year 1993 unrestricted general fund is currently estimated to be $281.8 million.

     For fiscal year 1992, the following tax categories generated the following respective revenue percentages of the State's $2,995.8 million total gross receipts: individual income taxes represented 53.7% of gross fiscal year 1992 receipts; excise taxes represented 33.4% of gross fiscal year 1992 receipts; and corporate income taxes represented 3.7% of gross fiscal year 1992 receipts. The final budget for fiscal year 1993 projects general fund revenues of approximately $3,341.7 million and appropriations of approximately $3,046.7 million. The percentages of general fund revenue generated by type of tax for fiscal year 1993 are not expected to be significantly different from fiscal year 1992 percentages.

     Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

     Based on data published by the State of Colorado, Office of State Planning and Budgeting as presented in the Economic Report, over 50% of non-agricultural employment in Colorado in 1992 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the fourth and fifth largest employment sectors in the State, representing approximately 18.3% and 11.5%, respectively, of non-agricultural employment in the State in 1992.

     According to the Economic Report, during the first quarter of 1993, 45,900 net new jobs were generated in the Colorado economy, an increase of 24.4% over the first quarter of 1992. However, the unemployment rate rose from an average of 5.5% during the first quarter of 1992 to 5.8% during the first quarter of 1993. Total retail sales increased by 9.8% during the first quarter of 1993 as compared to the same period in 1992.

     Personal income rose 6.6% in Colorado during 1992 and 5.5% in 1991. In 1992, Colorado was the twelfth fastest growing state in terms of personal income growth. However, because of heavy migration into the state and a large increase in low-paying retail sector jobs, per capita personal income in Colorado increased by only 3.8% in 1992, 0.1% below the increase in per capita personal income for the nation as a whole.

     Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado IM-IT Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Colorado IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued, (ii) the interest thereon

36                        Colorado IM-IT-- Series 67
is excludable from gross income for federal income tax purposes, and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State that is applicable to individuals and corporations (the "State Income Tax"). This opinion does not address the taxation of persons other than full time residents of Colorado.

     In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:

     Because Colorado income tax law is based upon the Federal law, the Colorado IM-IT Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

     With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:
     (1) Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado IM-IT Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado IM-IT Trust, and the income of the Colorado IM-IT Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described;
     (2) Interest on Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado IM-IT Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;
     (3) Any proceeds paid under an insurance policy or policies issued to the Colorado IM-IT Trust with respect to the Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Colorado adjusted gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations;
     (4) Any proceeds paid under individual policies obtained by issuers of Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will not be includable in income for Colorado income tax purposes if, and to the same extent as, such interest would not have been so includable if paid in the normal course by the issuer of the defaulted obligations;
     (5) Each Colorado Unitholder will realize taxable gain or loss when the Colorado IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado IM-IT Trust, if later);
     (6) Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost; and
     (7) If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado IM-IT Trust is not deductible for federal income tax purposes, it also will be non-deductible for Colorado income tax purposes.

     Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado IM-IT Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/ Rent/Heat Rebate.

                          Colorado IM-IT-- Series 67                        37

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $   48.39
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    1.91
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $     .17
      Estimated Net Annual Interest Income per Unit............................................................  $   46.31
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   46.31
      Divided by 12............................................................................................  $    3.86
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .12864
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................       4.63%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................       4.58%
Initial Distribution (March 1994)..............................................................................  $    2.70
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $    3.86
PURCHASED INTEREST <F6>........................................................................................  $    8.08

Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MARCH 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.12 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $48.51. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.03; and estimated net annual interest income per Unit will remain the same as shown. See "Estimated Current Returns and Estimated Long-Term Returns." Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $2,842.
<F2> Excluding insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

38                        Colorado IM-IT-- Series 67

COLORADO INSURED MUNICIPALS INCOME TRUST
SERIES 67 (154TH INSURED MULTI-SERIES)
PORTFOLIO AS OF FEBRUARY 3, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        COLORADO
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    500,000  Metro Wastewater Reclamation District, Colorado, Sewer
                Refunding Bonds, Series 1993B (MBIA Insured)                              2003 @ 100
                #4.75% Due 4/1/2012..........................................     AAA     2009 @ 100 S.F.     $     487,670
     250,000  Colorado Health Facilities Authority, Hospital Revenue Bonds
                (North Colorado Medical Center) Series 1993 (MBIA Insured)                2003 @ 102
                #5.95% Due 5/15/2012.........................................     AAA     2006 @ 100 S.F.           270,378
     250,000  Jefferson County School District No. R-1 (Jefferson County,
                Colorado) General Obligation Bonds, Series 1992 (AMBAC
                Indemnity Insured)                                                        2002 @ 101
                #6.00% Due 12/15/2012........................................     AAA     2009 @ 100 S.F.           270,547
     500,000  Adams County, Colorado, Pollution Control Refunding Revenue
                Bonds, Series 1993A (Public Service Company of Colorado
                Project) MBIA Insured
                #5.875% Due 4/1/2014.........................................     AAA     2003 @ 101                534,900
     150,000  City of Thornton, Adams County, Colorado, Unlimited Tax-General
                Obligation Water Refunding Capital Appreciation Bonds, Series
                1991 (FGIC Insured)
                #0.00% Due 12/1/2015.........................................     AAA                                49,107<F6>
     250,000  Colorado Health Facilities Authority, Refunding Revenue Bonds
                (Rose Medical Center Project) Series 1993 (MBIA Insured)                  2003 @ 102
                #5.125% Due 8/15/2021........................................     AAA     2014 @ 100 S.F.           250,333
     500,000  City of Colorado Springs, Colorado, Utilities System
                Improvement and Refunding Revenue Bonds, Series 1994A**                   2004 @ 100
                #5.125% Due 11/15/2023.......................................     AA      2020 @ 100 S.F.           493,835
     500,000  City and County of Denver, Colorado, Revenue Bonds, Series 1994
                (Sisters of Charity of Leavenworth Health Services
                Corporation) MBIA Insured                                                 2003 @ 102
                #5.00% Due 12/1/2023.........................................     AAA     2014 @ 100 S.F.           491,095
$  2,900,000                                                                                                  $   2,847,865


All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the IM-IT Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                        Connecticut IM-IT-- Series 23                       39

CONNECTICUT IM-IT TRUST

      GENERAL. The Connecticut IM-IT Trust consists of 9 issues of Securities. Five of the Bonds in the Connecticut IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Connecticut IM-IT Trust) as follows: General Obligations, 5 (36%); Health Care, 2 (34%); Single Family Mortgage Revenue, 1 (17%) and Transportation, 1 (13%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Investors should be aware that manufacturing was historically the most important economic activity within the State of Connecticut but, in terms of number of persons employed, manufacturing has declined in the last ten years while both trade and service-related industries have become more important, and in 1992 manufacturing accounted for only 20.1% of total non-agricultural employment in Connecticut. Defense-related business represents a relatively high proportion of the manufacturing sector; reductions in defense spending have already had a substantial adverse effect on Connecticut's economy, and the State's largest defense contractors have announced substantial planned labor force reductions scheduled to occur over the next four years. Connecticut is now in a recession, the depth and duration of which are uncertain. Moreover, while unemployment in the State as a whole has generally remained below the national level, as of May 1993, the estimated rate of unemployment in Connecticut on a seasonally adjusted basis was 7.4%, compared to 6.9% for the United States as a whole, and certain geographic areas in the State have been affected by high unemployment and poverty. The State derives over 70% of its revenues from taxes imposed by it, the most important of which have been the sales and use taxes and the corporation business tax, each of which is sensitive to changes in the level of economic activity in the State, but the Connecticut income tax on individuals, trusts, and estates enacted in 1991 is expected to supersede each of them in importance. There can be no assurance that general economic difficulties or the financial circumstances of the State or its towns and cities will not adversely affect the market value of the Bonds in the Connecticut IM-IT Trust or the ability of the obligors to pay debt service on such Bonds.

     The General Fund budget adopted by Connecticut for the 1986-87 fiscal year contemplated both revenues and expenditures of $4,300,000,000. The General Fund ended the 1986-87 fiscal year with a surplus of $365,200,000. The General Fund budget for the 1987-88 fiscal year contemplated General Fund revenues and expenditures of $4,915,800,000. However, the General Fund ended the 1987-88 fiscal year with a deficit of $115,600,000. The General Fund budget adopted for the 1988-89 fiscal year anticipated that General Fund expenditures of $5,551,000,000 and certain educational expenses of $206,700,000 not previously paid through the General Fund would be funded in part from surpluses of prior years and in part from higher tax revenues projected to result from tax laws in effect for the 1987-88 fiscal year and stricter enforcement thereof; a substantial deficit was projected during the third quarter of the 1988-89 fiscal year, but largely because of tax law changes that took effect before the end of the fiscal year, the deficit was kept to $28,000,000. The General Fund budget adopted for the 1989-90 fiscal year anticipated expenditures of approximately $6,224,500,000 and, by virtue of tax increase legislation enacted to take effect generally at the beginning of the fiscal year, revenues slightly exceeding such amount. However, largely because of tax revenue shortfalls, the General Fund ended the 1989-90 fiscal year with a deficit for the year of $259,500,000, wiping out reserves for such events built up in prior years. The General Fund budget adopted for the 1990-91 fiscal year anticipated expenditures of $6,433,000,000, but no significant new or increased taxes were enacted. Primarily because of significant declines in tax revenues and unanticipated expenditures reflective of economic adversity, the General Fund ended the 1990-91 fiscal year alone with a further deficit of $809,000,000.

     A General Fund budget for the 1991-92 fiscal year was not enacted until August 22, 1991. This budget anticipated General Fund expenditures of $7,007,861,328 and revenues of $7,426,390,000. Projected decreases in revenues resulting from a 25% reduction in the sales tax rate effective October 1, 1991, the repeal of the taxes on the capital gains and interest and dividend income of resident individuals for years starting after 1991, and the phase-out of the corporation business tax surcharge over two years commencing with taxable years starting after 1991 were expected to be more than offset by a new general income tax imposed at effective rates not to exceed 4.5% on the Connecticut taxable income of resident and non-resident individuals, trusts, and estates. The General Fund ended the 1991-92 fiscal year with an operating surplus of $110,000,000. The General Fund budget for the 1992-93 fiscal year anticipated General Fund expenditures of $7,372,062,859 and revenues of $7,372,210,000. The General Fund ended the 1992-93 fiscal year with an operating surplus of $113,500,000. Balanced General Fund budgets for the biennium ending June 30, 1995, have been adopted appropriating expenditures of $7,828,900,000 for the 1993-94 fiscal year and $8,266,000,000 for the 1994-95 fiscal year. In addition, expenditures of Federal, State and local funds

40                      Connecticut IM-IT-- Series 23
in the twelve years started July 1, 1984 for repair of the State's roads and bridges now projected at $9,500,000,000 are anticipated, a portion of the State's $4,100,000,000 share of which would be financed by bonds expected to total $3,700,000,000 and by direct payments both of which would be supported by a Special Transportation Fund first created by the General Assembly for the 1984-85 fiscal year.

     To fund operating cash requirements, prior to the 1991-92 fiscal year the State borrowed up to $750,000,000 pursuant to authorization to issue commercial paper and on July 29, 1991, it issued $200,000,000 of General Obligation Temporary Notes, none of which temporary borrowings are currently outstanding. To fund the cumulative General Fund deficit for the 1989-90 and 1990-91 fiscal years, the legislation enacted August 22, 1991, authorized the State Treasurer to issue Economic Recovery Notes up to the aggregate amount of such deficit, which must be payable no later than June 30, 1996; at least $50,000,000 of such Notes, but not more than a cap amount, is to be retired each fiscal year commencing with the 1991-92 fiscal year, and any unappropriated surplus up to $205,000,000 in the General Fund at the end of each of the three fiscal years commencing with the 1991-92 fiscal year must by applied to retire such Notes as may remain outstanding at those times. On September 25, 1991, and October 24, 1991, the State issued $640,710,000 and $325,002,000, respectively, of such Economic Recovery Notes, of which $630,610,000 was outstanding as of January 1, 1994.

     As a result of the State's budget problems, the ratings of its general obligation bonds were reduced by Standard & Poor's from AA+ to AA on March 29, 1990, and by Moody's from Aa1 to Aa on April 9, 1990. Moreover, because of these problems, on September 13, 1991, Standard & Poor's reduced its ratings of the State's general obligation bonds and certain other obligations that depend in part on the creditworthiness of the State to AA-. On March 7, 1991, Moody's downgraded its ratings of the revenue bonds of four Connecticut hospitals because of the effects of the State's restrictive controlled reimbursement environment under which they have been operating.

     General obligation bonds issued by Connecticut municipalities are payable primarily only from ad valorem taxes on property subject to taxation by the municipality. Certain Connecticut municipalities have experienced severe fiscal difficulties and have reported operating and accumulated deficits in recent years. The most notable of these is the City of Bridgeport, which filed a bankruptcy petition on June 7, 1991. The State opposed the petition. The United States Bankruptcy Court for the District of Connecticut has held that Bridgeport has authority to file such a petition but that its petition should be dismissed on the grounds that Bridgeport was not insolvent when the petition was filed. Regional economic difficulties, reductions in revenues, and increased expenses could lead to further fiscal problems for the State and its political subdivisions, authorities, and agencies. Difficulty in payment of debt service on borrowings could result in declines, possibly severe, in the value of their outstanding obligations and increases in their future borrowing costs.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Connecticut IM-IT Trust Units, see "Other Matters--Federal tax Status".

     The assets of the Connecticut IM-IT Trust will consist of obligations (the "Bonds"); certain of the Bonds have been issued by or on behalf of the State of Connecticut or its political subdivisions or other public instrumentalities, state or local authorities, districts, or similar public entities created under the laws of the State of Connecticut ("Connecticut Bonds") and the balance of the Bonds have been issued by or on behalf of entities classified for the relevant purposes as territories or possessions of the United States, including one or more of Puerto Rico, Guam, or the Virgin Islands, the interest on the obligations of which Federal law would prohibit Connecticut from taxing if received directly by the Unitholders. Certain Connecticut Bonds in the Connecticut IM-IT Trust were issued prior to the enactment of the Connecticut income tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"); therefore, bond counsel to the issuers of such Bonds did not opine as to the exemption of the interest on such Bonds from such tax. However, the Sponsor and special counsel to the Trusts for Connecticut tax matters believe that such interest will be so exempt. Interest on Bonds in the Connecticut IM-IT Trust issued by other issuers, if any, is, in the opinion of bond counsel to such issuers, exempt from state taxation.

     The Connecticut Income Tax was enacted in August, 1991. Generally, a Unitholder recognizes gain or loss for purposes of this tax to the same extent as he recognizes gain or loss for Federal income tax purposes. Ordinarily this would mean that gain or loss would be recognized by a Unitholder upon the maturity, redemption, sale, or other disposition by the Connecticut IM-IT Trust of a Bond held by it, or upon the redemption, sale or other disposition of a Unit of the Connecticut IM-IT Trust held by the Unitholder.

     However, on June 19, 1992, Connecticut legislation was adopted that provides that gains and losses from the sale or exchange of Connecticut Bonds held as capital assets will not be taken into account for purposes of the Connecticut Income Tax for taxable years starting on or after January 1, 1992. It is not clear whether this provision

                        Connecticut IM-IT-- Series 23                       41
would apply to gain or loss recognized by a Unitholder upon the maturity or redemption of a Connecticut Bond held by the Connecticut IM-IT Trust or, to the extent attributable to Connecticut Bonds held by the Connecticut IM-IT Trust, to gain or loss recognized by a Unitholder upon the redemption, sale, or other disposition of a Unit of the Connecticut IM-IT Trust held by the Unitholder. Unitholders are urged to consult their own tax advisors concerning these matters.

     In the opinion of Day, Berry & Howard, special counsel to the Fund for Connecticut tax matters, which relies explicitly on the opinion of Chapman and Cutler regarding Federal income tax matters, under existing Connecticut law:

         The Connecticut IM-IT Trust is not liable for any tax on or measured by net income imposed by the State of Connecticut.

         Interest income of the Connecticut IM-IT Trust from a Bond issued by or on behalf of the State of Connecticut, any political subdivision thereof, or public instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut (a "Connecticut Bond"), or from a Bond issued by United States territories or possessions the interest on which Federal law would prohibit Connecticut from taxing if received directly by a Unitholder from the issuer thereof, is not taxable under the Connecticut tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"), when any such interest is received by the Connecticut IM-IT Trust or distributed by it to such a Unitholder.

         Insurance proceeds received by the Connecticut IM-IT Trust representing maturing interest on defaulted Bonds held by the Connecticut IM-IT Trust are not taxable under the Connecticut Income Tax if, and to the same extent as, such interest would not be taxable thereunder if paid directly to the Connecticut IM-IT Trust by the issuer of such Bonds.

         Gains and losses recognized by a Unitholder for Federal income tax purposes upon the maturity, redemption, sale, or other disposition by the Connecticut IM-IT Trust of a Bond held by the Connecticut IM-IT Trust or upon the redemption, sale, or other disposition of a Unit of the Connecticut IM-IT Trust held by a Unitholder are taken into account as gains or losses, respectively, for purposes of the Connecticut Income Tax, except that, in the case of a Unitholder holding a Unit of the Connecticut IM-IT Trust as a capital asset, such gains and losses recognized upon the sale or exchange of a Connecticut Bond held by the Connecticut IM-IT Trust are excluded from gains and losses taken into account for purposes of such tax and no opinion is expressed as to the treatment for purposes of such tax of gains and losses recognized upon the maturity or redemption of a Connecticut Bond held by the Connecticut IM-IT Trust or, to the extent attributable to Connecticut Bonds, of gains and losses recognized upon the redemption, sale, or other disposition by a Unitholder of a Unit of the Connecticut IM-IT Trust held by him.

         The portion of any interest income or capital gain of the Connecticut IM-IT Trust that is allocable to a Unitholder that is subject to the Connecticut corporation business tax is includable in the gross income of such Unitholder for purposes of such tax.

         An interest in a Unit of the Connecticut IM-IT Trust that is owned by or attributable to a Connecticut resident at the time of his death is includable in his gross estate for purposes of the Connecticut succession tax and the Connecticut estate tax.

42                      Connecticut IM-IT-- Series 23

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   48.56
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    1.99
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................  $     .43
      Estimated Net Annual Interest Income per Unit............................................................  $   46.14
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   46.14
      Divided by 12............................................................................................  $    3.85
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .12818
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       4.61%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       4.65%
Initial Distribution (March 1994)..............................................................................  $    2.69
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    3.85
PURCHASED INTEREST <F5>........................................................................................  $    6.25

Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MARCH 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                        Connecticut IM-IT-- Series 23                       43

CONNECTICUT INSURED MUNICIPALS INCOME TRUST
SERIES 23 (154TH INSURED MULTI-SERIES)
PORTFOLIO AS OF FEBRUARY 3, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        CONNECTICUT
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    350,000  City of New Britain, Connecticut, General Obligation Bonds,
                Series 1994 (MBIA Insured)
                4.80% Due 2/1/2011...........................................     AAA                         $     346,868
     120,000  State of Connecticut, General Obligation Capital Appreciation
                Bonds (College Savings Plan, Series 1992A)
                #0.00% Due 5/15/2012.........................................     AA-                                46,684<F6>
     300,000  Town of North Branford, Connecticut, General Obligation Bonds,
                Series 1994
                #150M--5.00% Due 2/1/2013....................................     N/R     2004 @ 102                149,463
                #150M--5.00% Due 2/1/2014....................................     N/R     2004 @ 102                149,436
     300,000  Commonwealth of Puerto Rico, Public Improvement Bonds (General
                Obligation) Series 1993 (AMBAC Indemnity Insured)                         2002 @ 101.5
                5.85% Due 7/1/2015...........................................     AAA     2012 @ 100 S.F.           319,461
     500,000  Connecticut State Housing Finance Authority, Housing Mortgage
                Finance Program Revenue Bonds, Series 1993F-1                             2003 @ 102
                5.60% Due 5/15/2019..........................................     AA      2015 @ 100 S.F.           502,500
     400,000  Commonwealth of Puerto Rico, Highway and Transportation
                Authority, Highway Revenue Refunding Bonds, Series X (CapMAC
                Insured)                                                                  2003 @ 101.5
                #5.25% Due 7/1/2021..........................................     AAA     2020 @ 100 S.F.           407,652
     500,000  Connecticut State Health and Educational Facilities Authority,
                Revenue Bonds, Lawrence and Memorial Hospital Issue, Series
                1993D (MBIA Insured)                                                      2003 @ 102
                #5.00% Due 7/1/2022..........................................     AAA     2014 @ 100 S.F.           482,705
     500,000  Connecticut State Health and Educational Facilities Authority,
                Revenue Bonds, Saint Francis Hospital and Memorial Center
                Issue, Series 1993C (FGIC Insured)                                        2003 @ 102
                #5.00% Due 7/1/2023..........................................     AAA     2014 @ 100 S.F.           482,405
$  2,970,000                                                                                                  $   2,887,174


All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

44                        Florida IM-IT-- Series 76

FLORIDA IM-IT TRUST

      GENERAL. The Florida IM-IT Trust consists of 9 issues of Securities. None of the Bonds in the Florida IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Trust) as follows: Water and Sewer, 4 (43%); Health Care, 2 (34%); Retail Electric/Gas, 1 (9%); Certificates of Participation, 1 (8%) and General Purpose, 1 (6%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Florida's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980 total contract construction employment as a share of total non-farm employment was just over seven percent and in 1990 the share had edged downward to six percent. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry with single and multi-family housing starts accounting for 9.48% of total U.S. housing starts in 1991 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.3% of the U.S.'s total annual starts, and except for the recession years 1980-82, and the recession beginning in 1990, starts have exceeded 160,000 a year.

     A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although Florida currently is the fourth most populous state (with an estimated population of 13.4 million), its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid 200,000 range annually well into the 1990s. This population trend should provide plenty of fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, Federal tax reform in 1986 and other changes to the Federal income tax code have eliminated tax deductions for owners of two or more residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of commercial buildings and homes also contribute to the level of construction activity in the State.

     Since 1980, the State's job creation rate is well over twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to California in the absolute number of new jobs created. Contributing to the State's rapid rate of growth in employment and income is international trade. Since 1980, the State's unemployment rate has generally been below that of the U.S. Only in the last two years has the State's unemployment rate moved ahead of the national average. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 8.2% during 1992. As of October 1993, the Organization estimates that the unemployment rate will be 6.5% for 1993-94 and 6.0% in 1994-95. The State's two largest and fastest growing private employment categories are the service and trade sectors. Together, they account for more than 50% of the total non-farm employment growth between 1991-92 and 1992-93. The service sector has overtaken the trade sector and is now the State's largest employment category.

     Tourism is one of Florida's most important industries. Approximately 39.3 million tourists visited the State in 1991, as reported by the Florida Department of Commence. In terms of business activities and state tax revenues, tourists in Florida in 1991 represented an estimated 4.4 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourism industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals should be slightly negatively impacted as a result of Hurricane Andrew, but should recover and approximate in 1993-94 the number expected prior to the storm. When the final numbers are in, it is expected that by the end of the State's current fiscal year, 41.9 million domestic and international tourists will have visited the State, up 7.8% from the 39 million tourists that visited Florida in 1991-92. In 1993-94, tourist arrivals should approximate 43.2 million.

                          Florida IM-IT-- Series 76                         45

     The State's per capita personal income in 1990 of $18,539 was slightly below the national average of $18,696 and significantly ahead of that for the southeast United States, which was $16,514. Growth in real personal income in the State follows a course similar to that of the nation, increasing 0.3% in 1991-92 and increasing 2.7% in 1992-93. Real personal income in the State is estimated to increase 3.7% in 1993-94 and 4.6% in 1994-95. Personal income was affected by Hurricane Andrew, which should have some lingering effects. By the end of 1994-95, real personal income per capita in the State is projected to average 4.8% higher than its 1992-93 level.

     Compared to other states, Florida has a proportionately greater retirement age population which comprises 18.3% (as of April 1, 1991) of the State's population and is forecast to grow at an average annual rate of over 1.96% through the 1990s. Thus, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are a relatively more important source of income. For example, Florida's total wages and salaries and other labor income in 1990 was 54.9% of total income, while a similar figure for the nation for 1990 was 64.8%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods. While many of the U.S.'s senior citizens choose the State as their place of retirement, the State is also recognized as attracting a significant number of working age people. Since 1980, the prime working age population (18-44) has grown at an average annual rate of 3.6%.

     In fiscal year 1991-92, approximately 64% of the State's total direct revenue to its three operating funds was derived from State taxes, with federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, and beverage tax amounted to 68%, 7% and 5%, respectively, of total receipts by the General Revenue Fund during fiscal year 1991-92. In that same year, expenditures for education, health and welfare, and public safety amounted to 53%, 30% and 13.3%, respectively, of total expenditures from the General Revenue Fund.

     Hurricane Andrew left some parts of south Florida devastated. Post-Hurricane Andrew clean up and rebuilding have changed the outlook for the State's economy. Single and multi-family housing starts in 1993-94 are projected to reach a combined level of 120,000, and to increase to 138,100 next year. Lingering recessionary effects on consumers and tight credit are two of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. However, construction is one of the sectors most severely affected by Hurricane Andrew. The construction figures above include additional housing starts as a result of destruction by Hurricane Andrew. Total construction expenditures are forecasted to increase 13.8% this year and increase 14.3% next year.

     The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a suffficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

     Estimated fiscal year 1992-93 General Revenue plus Working Capital funds available total $13,554.8 million, an 8.2% increase over 1992-93. This reflects a transfer of $190 million, out of an estimated $220.0 million in non-recurring revenue due to Andrew, to a hurricane relief trust fund. Of the total General Revenue plus Working Capital funds available to the State, $12,959.2 million of that is Estimated Revenues (excluding the Andrew impact) which represents an increase of 7.5% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund appropriations at $13,276.9 million, unencumbered reserves at the end of 1993-94 are estimated at $277.9 million. Estimated, fiscal year 1994-95 General Revenue plus Working Capital funds available total $14,310.7 million, a 5.6% increase over 1993-94. This amount reflects a transfer of $159.00 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. The $13,944.0 million in Estimated Revenues (excluding the Hurricane Andrew impact) represent an increase of 7.6% over the previous year's Estimated Revenues. The massive effort to rebuild and replace destroyed or damaged property in the wake of Andrew is responsible for the substantial positive revenue impacts shown here. Most of the impact is in the increase in the State's sales tax.

46                        Florida IM-IT-- Series 76

     In fiscal year 1992-93, approximately 62% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 68%, 7%, 4%, and 4%, respectively, of total General Revenue Funds available during fiscal 1992-93. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 30%, and 11%, respectively, of total expenditures from the General Revenue Fund.

     The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for such use by such counties and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales tax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1992, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $8,375.5 million, an increase of 2.7% over fiscal year 1990-91.

     The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $435.2 million in fiscal year ending June 30, 1992. Alcoholic beverage tax receipts declined 1.0% over the previous year. The revenues collected from this tax are deposited into the State's General Revenue Fund.

     The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

     The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1992, receipts from this source were $801.3 million, an increase of 14.2% from fiscal year 1990-91.

     The State also imposes a stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totaled $472.4 million during fiscal year 1991-92, a 0.5% increase from the previous fiscal year. For the fiscal year 1990-91, 76.21% of the documentary stamp tax revenues was deposited to the general Revenue Fund. Beginning in fiscal year 1992-93, 71.29% of these taxes are to be deposited to the General Revenue Fund.

     On January 12, 1988, the State began its own lottery. State law requires that lottery revenues be distributed 50% to the public in prizes, 38% for use in enhancing education, and the balance, 12.0% for costs of administering the lottery. Fiscal year 1991-92 lottery ticket sales totalled $2.19 billion, providing education with $835.4 million.

     The State's severance tax applies to oil, gas, and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $67.2 million during fiscal year 1991-92, down 6.9% from the previous year. Beginning in fiscal year 1989-90, 60.0% of this amount was transferred to the General Revenue Fund. The 60.0% allocation is expected to continue.

     At the end of fiscal 1992, approximately $4.52 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1992, the State issued about $274 million in principal amount of full faith and credit bonds.

     The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

                          Florida IM-IT-- Series 76                         47

     Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position.

     In the wake of the U.S. Supreme Court decision holding that a Hawaii law unfairly discriminated against out-of-state liquor producers, suits have been filed in the State's courts contesting a similar State law (in effect prior to 1985) that seek $384 million in tax refunds. A trial court, in a ruling that was subsequently upheld by the State's Supreme Court, found the State law in question to be unconstitutional but made its ruling operate prospectively, thereby denying any tax refunds. The issue of whether the unconstitutionality of the tax should be applied retroactively was recently decided by the United States Supreme Court. The Supreme Court found in favor of the taxpayers. On remand from the U.S. Supreme Court, the Florida Supreme Court, on January 15, 1991, mandated further proceedings to fashion a "clear and certain remedy" consistent with constitutional restrictions and the opinion of the U.S. Supreme Court. The Florida Department of Revenue has proposed to the Florida Supreme Court that the Department be allowed to collect back tax from those who received a tax preference under the prior law. If the Department's proposal is rejected and tax refunds are ordered to all potential claimants, a liability of approximately $298 million could result. The case is now before the Florida Circuit Court, Second Judicial District. That court will hear the affected parties' response to the Department's proposed collection of the tax at the higher rate charged to out-of-staters.

     Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the State Supreme Court ruled in favor of the State. Similar issues have been raised in other cases where insurers have challenged taxes imposed on premiums received for certain motor vehicle service agreements. These four cases and pending refund claims total about $200 million.

     Florida maintains a bond rating of Aa and AA from Moody's Investors Service and Standard & Poor's Corporation, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue sources from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

     The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust units, see "Other Matters--Federal Tax Status".

     The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

      In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

           For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes. In addition, Florida does not impose any income taxes at the local level.

           Because Florida does not impose an income tax on individuals, non-corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to non-corporate Unitholders residing in Florida under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

48                        Florida IM-IT-- Series 76

           Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy. Other corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income" as defined by Chapter 220.

           Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

           Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangibles personal property tax or Florida sales or use tax.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME <F1>
      Estimated Annual Interest Income per Unit................................................................  $   49.00
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    1.90
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   47.10
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   47.10
      Divided by 12............................................................................................  $    3.93
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .13082
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F3><F4><F5>.......................................       4.71%
ESTIMATED LONG-TERM RETURN <F3><F4><F5>........................................................................       4.78%
Initial Distribution (March 1994)..............................................................................  $    2.75
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $    3.93
PURCHASED INTEREST <F6>........................................................................................  $    3.81

Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        MARCH 15, 1994

<F1> During the first year the Trustee will reduce its fee by approximately
     $.17 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $49.17. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.07; and estimated net annual interest income per Unit will remain the same as shown. See "Estimated Current Returns and Estimated Long-Term Returns." Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $2,891.
<F2> Excluding insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

                          Florida IM-IT-- Series 76                         49

FLORIDA INSURED MUNICIPALS INCOME TRUST
SERIES 76 (154TH INSURED MULTI-SERIES)
PORTFOLIO AS OF FEBRUARY 3, 1994

                                                                                                              OFFERING
                                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                        FLORIDA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                  REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                     RATING<F2> FEATURE<F3>         TRUST<F4>
$    250,000  School Board of Polk County, Florida, Master Lease Program,
                Certificates of Participation, Series 1994 (FSA Insured)                  2004 @ 102
                #4.875% Due 1/1/2018.........................................     AAA     2017 @ 100 S.F.     $     236,933
      95,000  City of Niceville, Florida, Water and Sewer Refunding Revenue
                Bonds (Bank Qualified) FGIC Insured
                #0.00% Due 6/1/2018..........................................     AAA                                26,101<F6>
     500,000  City of Miami, Florida, Health Facilities Authority, Health
                Facilities Revenue Refunding Bonds (Mercy Hospital Project)
                Series 1994A (AMBAC Indemnity Insured)                                    2004 @ 102
                #5.125% Due 8/15/2020........................................     AAA     2017 @ 100 S.F.           486,025
     170,000  Collier County Water-Sewer District (Florida) Water and Sewer
                Refunding Revenue Bonds, Series 1994B (FGIC Insured)**                    2003 @ 102
                #5.25% Due 7/1/2021..........................................     AAA     2017 @ 100 S.F.           169,619
     500,000  City of Gulf Breeze, Florida, South Santa Rosa Utility System
                Revenue Bonds, Series 1994 (AMBAC Indemnity Insured)                      2004 @ 102
                5.375% Due 10/1/2021.........................................     AAA     2013 @ 100 S.F.           505,885
     500,000  City of Melbourne, Florida, Water and Sewer Refunding Revenue
                Bonds, Series 1994A (FGIC Insured)**                                      2004 @ 102
                #5.00% Due 10/1/2022.........................................     AAA     2019 @ 100 S.F.           484,400
     250,000  City of Palm Bay, Florida, Utility System Refunding Revenue
                Bonds, Series 1994 (Palm Bay Utility Corporation Project)
                MBIA Insured                                                              2003 @ 102
                #5.00% Due 10/1/2022.........................................     AAA     2020 @ 100 S.F.           242,025
     500,000  Dade County, Florida, Public Facilities Authority, Revenue
                Refunding Bonds (Jackson Memorial Hospital) Series 1993 (MBIA
                Insured)                                                                  2003 @ 102
                #5.25% Due 6/1/2023..........................................     AAA     2019 @ 100 S.F.           495,100
     185,000  St. Lucie County, Florida, Sales Tax Refunding Revenue Bonds,
                Series 1994 (FGIC Insured)                                                2003 @ 102
                #5.00% Due 10/1/2023.........................................     AAA     2020 @ 100 S.F.           178,997
$  2,950,000                                                                                                  $   2,825,085


All of the Bonds in the portfolio are insured by one of the Preinsured Bond
Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

50                           Notes to Portfolios

NOTES TO PORTFOLIOS:

AS OF THE DATE OF DEPOSIT: FEBRUARY 3, 1994

<F1> All Securities are represented by "regular way" or "when issued"
     contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from September 30, 1993 to February 3, 1994. These Securities have expected settlement dates ranging from February 3, 1994 to March 3, 1994 (see "Unitholder Explanations").

<F2> All ratings are by Standard & Poor's Corporation unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters-- Description of Securities Ratings".
<F3> There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph <F2>under "Other Matters--Federal Tax Status".
<F4> Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").
<F5> Other information regarding the Bonds in each Trust, as of the Date of
     Deposit, is as follows:

                                          ANNUAL                      PROFIT
                                         INSURANCE      COST TO     (LOSS) TO   ANNUAL INTEREST   BID SIDE EVALUATION
TRUST                                      COST         SPONSOR      SPONSOR    INCOME TO TRUST        OF BONDS
IM-IT.................................   $   1,616   $   9,028,806  $   64,614   $      493,420     $     9,022,763
IM-IT Intermediate....................          --   $   4,927,666  $   35,997   $      225,210     $     4,926,888
Colorado IM-IT........................   $     500   $   2,833,577  $   14,288   $      146,438     $     2,826,063
Connecticut IM-IT.....................   $   1,300   $   2,855,943  $   31,231   $      148,350     $     2,864,788
Florida IM-IT.........................          --   $   2,805,637  $   19,448   $      146,613     $     2,803,231

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.

                             Notes to Portfolios                            51

     Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:

                                            PERCENT OF
                                        AGGREGATE PRINCIPAL     RANGE OF DAYS SUBSEQUENT
TRUST                                         AMOUNT            TO FIRST SETTLEMENT DATE
IM-IT...............................            21%                   6 to 23 days
IM-IT Intermediate..................            37%                   7 to 21 days
Colorado IM-IT......................            17%                      5 days
Connecticut IM-IT...................            0%                         --
Florida IM-IT.......................            23%                    5 to 7 days

     On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, IM-IT Intermediate, Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts were higher than the bid side evaluations of such Securities by 0.75%, 0.73%, 0.75%, 0.75% and 0.74%, respectively, of the aggregate principal amounts of such Securities.
     "#" indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".
<F6> This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 3%, 5%, 5%, 4% and 3% of the aggregate principal amount of the Securities in the IM-IT, IM-IT Intermediate Trust, Colorado IM-IT Trust, Connecticut IM-IT Trust and Florida IM-IT Trust, respectively, are "zero coupon" bonds, respectively.

<F7> The issuer of this Bond has sold or reserved the right to sell to third parties all or a portion of its right to call the Bond in accordance with the redemption provisions of the Bond. See "Unitholder
     Explanations--Settlement of Bonds in the Trusts--Bond Redemptions."

52                               Underwriting

     UNDERWRITING. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

      NAME                                         ADDRESS                                                    IM-IT UNITS
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                 3,000
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  1,170
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                1,000
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601               500
B. C. Ziegler and Company                   215 North Main Street, West Bend, Wisconsin 53095                       400
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                   250
J. C. Bradford & Co.                        330 Commerce Street, Nashville, Tennessee 37201                         250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              250
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida             250
                                              33701
Nathan & Lewis Securities, Inc.             119 West 40th Street, New York, New York 10018                          250
The Principal/Eppler, Guerin & Turner,      Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas             250
  Inc.                                        75201
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           250
  Unit Investment Trust Department            10292
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                             250
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                           250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                        100
Butler, Wick & Co., Inc.                    City Center One, Suite 700, P.O. Box 149, Youngstown, Ohio              100
                                              44501
Ferris, Baker Watts, Inc.                   100 Light Street, Baltimore, Maryland 21203                             100
Fidelity Capital Markets                    161 Devonshire Street D4, Boston, Massachusetts 02110                   100
  A Division of National Financial
  Services
  Corporation
First of Michigan Corporation               100 Renaissance Center, 26th Floor, Detroit, Michigan 48243             100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
J. J. B. Hilliard, W. L. Lyons, Inc.        501 South Fourth Street, Louisville, Kentucky 40202                     100
Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania              100
                                              19103
Linsco/Private Ledger Financial Services,   5871 Oberlin Drive, San Diego, California 92121                         100
  Inc.
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281             100
Smith Barney Shearson                       2 World Trade Center, 101st Floor, New York, New York 10048             100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                        100
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia             100
                                              23219
                                                                                                                  9,620

                                                                                                                 IM-IT
                                                                                                             INTERMEDIATE
      NAME                                         ADDRESS                                                    TRUST UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  3,430
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              250
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           250
  Unit Investment Trust Department            10292
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                   100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Fidelity Capital Markets                    161 Devonshire Street D4, Boston, Massachusetts 02110                   100
  A Division of National Financial
  Services
  Corporation
First of Michigan Corporation               100 Renaissance Center, 26th Floor, Detroit, Michigan 48243             100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601               100
Nathan & Lewis Securities, Inc.             119 West 40th Street, New York, New York 10018                          100
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281             100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                     100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                        100
                                                                                                                  5,030

                                 Underwriting                               53

                                                                                                               COLORADO
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,069
Smith Barney Shearson                       2 World Trade Center, 101st Floor, New York, New York 10048             250
Dain Bosworth Incorporated                  100 Dain Tower, Minneapolis, Minnesota 55402                            100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601               100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
                                                                                                                  3,019

                                                                                                              CONNECTICUT
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,155
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   350
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                        250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
                                                                                                                  3,055

                                                                                                                FLORIDA
                                                                                                              IM-IT TRUST
      NAME                                         ADDRESS                                                       UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                  2,107
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                   250
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                   125
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048              100
First of Michigan Corporation               100 Renaissance Center, 26th Floor, Detroit, Michigan 48243             100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043                  100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York           100
  Unit Investment Trust Department            10292
                                                                                                                  2,982

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

     Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition,

54                               Underwriting
at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

                             Trust Administration                           55

FUND ADMINISTRATION AND EXPENSES

     SPONSOR. Van Kampen Merritt Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen Merritt Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen Merritt Inc. management owns a significant minority equity position. Van Kampen Merritt Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of September 30, 1993 the total stockholders' equity of Van Kampen Merritt Inc. was $200,885,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust or to any Insured Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of November 30, 1993, the Sponsor and its affiliates managed or supervised approximately $38.5 billion of investment products, of which over $25 billion is invested in municipal securities. The Sponsor and its affiliates managed $23 billion of assets, consisting of $8.2 billion for 19 open end mutual funds, $8.3 billion for 33 closed-end funds and $6.5 billion for 51 institutional accounts. The Sponsor has also deposited approximately $23.5 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipal Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $15.5 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen Merritt Inc. is the sponsor of the various series of the trusts listed below and the distributor of the mutual funds and closed-end funds listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

                 NAME OF TRUST                                         TRUST INVESTMENT OBJECTIVE
Insured Municipals Income Trust................  Tax-exempt income by investing in insured municipal securities
California Insured Municipals Income Trust.....  Double tax-exemption for California residents by investing in insured
                                                 California municipal securities
New York Insured Municipals Income Trust.......  Double and in certain cases triple tax-exemption for New York residents by investing in insured New York municipal securities
Pennsylvania Insured Municipals Income Trust...  Double and in certain cases triple tax-exemption for Pennsylvania residents by investing in insured Pennsylvania municipal securities
Insured Municipals Income Trust, Insured         Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state or in
 (Premium Bond Series, National, Limited           territories or possessions of the United States-- providing
 Maturity, Intermediate, Short Intermediate,       exemptions from all state income tax for residents of such state
 Discount, Alabama, Arizona, California,           (except for the Oklahoma IM-IT Trust where a portion of the income of
 California Intermediate, California               the Trust is subject to the Oklahoma state income tax)
 Intermediate Laddered Maturity, California
 Premium, Colorado, Connecticut, Florida,
 Florida Intermediate, Florida Intermediate
 Laddered Maturity, Georgia, Louisiana,
 Massachusetts, Massachusetts Premium,
 Michigan, Michigan Intermediate, Michigan
 Intermediate Laddered Maturity, Michigan
 Premium, Minnesota, Missouri, Missouri Inter-
 mediate Laddered Maturity, Missouri Premium,
 New Jersey, New Jersey Intermediate Laddered
 Maturity, New Mexico, New York, New York
 Intermediate, New York Intermediate Laddered
 Maturity, New York Limited Maturity, Ohio,
 Ohio Intermediate, Ohio IM-IT Intermediate
 Laddered Maturity, Ohio Premium, Oklahoma,
 Pennsylvania, Pennsylvania Intermediate,
 Pennsylvania Intermediate Laddered Maturity,
 Pennsylvania Premium, Tennessee, Texas,
 Washington, West Virginia)
Insured Tax Free Bond Trust....................  Tax-exempt income by investing in insured municipal securities
Insured Tax Free Bond Trust, Insured             Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state--providing
 (National, Limited Maturity, New York)            exemptions from state income tax for residents of such state

56                           Trust Administration
                 NAME OF TRUST                                   TRUST INVESTMENT OBJECTIVE (Continued)
Investors' Quality Tax-Exempt Trust............  Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust,             Tax-exempt income by investing in municipal securities; all issuers of
  Multi-Series.................................  bonds in a state trust are located in such state or in territories or
 (National, National AMT, Intermediate,            possessions of the United States--providing exemptions from state
 Alabama, Arizona, Arkansas, California,           income tax for residents of such state
 Colorado, Connecticut, Delaware, Florida,
 Georgia, Kansas, Kentucky, Maine, Maryland,
 Massachusetts, Michigan, Minnesota, Missouri,
 Nebraska, New Jersey, New York, North
 Carolina, Ohio, Oregon, Pennsylvania, South
 Carolina, Virginia)
Investors' Quality Municipals Trust, AMT         Tax-exempt income for investors not subject to the alternative minimum
  Series.......................................  tax by investing in municipal securities, some or all of which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust..............  Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income       Taxable income by investing in government-backed GNMA securities
  Trust........................................
Van Kampen Merritt International Bond Income     High current income through an investment in a diversified portfolio of
  Trust........................................  foreign currency denominated corporate debt obligations
Van Kampen Merritt Insured Income Trust........  High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or intermediate-term corporate debt securities
Van Kampen Merritt Utility Income Trust........  High dividend income and capital appreciation by investing in common stock of electric utilities
Van Kampen Merritt Blue Chip Opportunity         Provide the potential for capital appreciation and income by investing
  Trust........................................  in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones Industrial
                                                   Average*
Van Kampen Merritt Blue Chip Opportunity and     Protect Unitholders' capital and provide the potential for capital
  Treasury Trust...............................    appreciation and income by investing a portion of its portfolio in
                                                   "zero coupon" U.S. Treasury obligations and the remainder of the trust's portfolio in actively traded, New York Stock Exchange listed equity securities which at the time of the creation of the trust were components of the Dow Jones Industrial Average*
Van Kampen Merritt Emerging Markets Income       High current income consistent with preservation of capital through a
  Trust........................................  diversified investment in a fixed portfolio primarily consisting of
                                                   Brady Bonds of emerging market countries that have restructured sovereign debt pursuant to the framework of the Brady Plan
Van Kampen Merritt Global Telecommunications     Provide the potential for capital appreciation and income consistent
  Trust........................................  with the preservation of invested capital, by investing in a portfolio of equity securities which provide equipment for or services to the telecommunications industry

Van Kampen Merritt Global Energy Trust.........  Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities diversified within the energy industry

              NAME OF MUTUAL FUND                                       FUND INVESTMENT OBJECTIVE
Van Kampen Merritt U.S. Government Fund........  High current income by investing in U.S. Government securities
Van Kampen Merritt Insured Tax Free Income       High current income exempt from Federal income taxes by investing in
 Fund..........................................  insured municipal securities
Van Kampen Merritt Municipal Income Fund.......  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Tax Free High Income Fund...  High current income exempt from Federal income taxes by investing in medium and lower grade municipal securities
Van Kampen Merritt California Insured Tax Free   High current income exempt from Federal and California income taxes by
 Fund..........................................  investing in insured California municipal securities
Van Kampen Merritt High Yield Fund.............  Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
                                                  The Fund will seek capital appreciation as a secondary objective
Van Kampen Merritt Growth and Income Fund......  Long-term growth of both capital and dividend income by investing in dividend paying common stocks
Van Kampen Merritt Pennsylvania Tax Free Income  High current income exempt from Federal and Pennsylvania state and
 Fund..........................................  local income taxes by investing in medium and lower grade Pennsylvania municipal securities
Van Kampen Merritt Money Market Fund...........  High current income by investing in a broad range of money market instruments that will mature within twelve months
Van Kampen Merritt Tax Free Money Fund.........  High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve months
Van Kampen Merritt Short-Term Global Income      High current income by investing in a global portfolio of high quality
 Fund..........................................  debt securities denominated in various currencies having remaining maturities of not more than three years
Van Kampen Merritt Adjustable Rate U.S.          High level of current income with a relatively stable net asset value
 Government Fund...............................  investing in U.S. Government securities
Van Kampen Merritt Limited Term Municipal        High level of current income exempt from federal income tax, consistent
 Income Fund...................................  with preservation of capital

* The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

                             Trust Administration                           57

            NAME OF CLOSED-END FUND                                     FUND INVESTMENT OBJECTIVE
Van Kampen Merritt Municipal Income Trust......  High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment grade municipal securities
Van Kampen Merritt California Municipal          High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Intermediate Term High        High current income while seeking to preserve shareholders' capital by
 Income Trust..................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Limited Term High Income      High current income while seeking to preserve shareholders' capital by
 Trust.........................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Prime Rate Income Trust.....  High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior loans
Van Kampen Merritt Investment Grade Municipal    High current income exempt from Federal income tax, consistent with
 Trust.........................................  preservation of capital
Van Kampen Merritt Municipal Trust.............  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt California Quality Municipal  High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Florida Quality Municipal     High current income exempt from Federal income taxes and Florida
 Trust.........................................  intangible personal property taxes with safety of principal by investing in a diversified portfolio of investment grade Florida municipal securities
Van Kampen Merritt New York Quality Municipal    High current income exempt from Federal as well as New York State and
 Trust.........................................  New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade New York municipal securities
Van Kampen Merritt Ohio Quality Municipal        High current income exempt from Federal and Ohio income taxes with
 Trust.........................................  safety of principal by investing in a diversified portfolio of investment grade Ohio municipal securities
Van Kampen Merritt Pennsylvania Quality          High current income exempt from Federal and Pennsylvania income taxes
 Municipal Trust...............................  with safety of principal by investing in a diversified portfolio of investment grade Pennsylvania municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital
Van Kampen Merritt Trust for Insured             High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital by investing in a diversified portfolio of municipal securities which are covered by insurance with respect to timely payment of principal and interest
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and California income
 CA Municipals.................................   taxes, consistent with preservation of capital by investing in a diversified portfolio of California municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes,
 FL Municipals.................................   consistent with preservation of capital. The Fund also seeks to offer its Shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes and New
 NJ Municipals.................................   Jersey gross income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal as well as from New
 NY Municipals.................................   York State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and Pennsylvania
 PA Municipals.................................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity         High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Municipal Income    High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Pennsylvania        High level of current income exempt from Federal and Pennsylvania
 Municipal Income Trust........................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Strategic Sector Municipal    Provide common shareholders with a high level of current income exempt
 Trust.........................................  from Federal income taxes, consistent with preservation of capital
Van Kampen Merritt Value Municipal Income        High level of current income exempt from Federal income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt California Value Municipal    High level of current income exempt from Federal and California income
 Income Trust..................................  taxes, consistent with preservation of capital
Van Kampen Merritt Massachusetts Value           High level of current income exempt from Federal income taxes and
 Municipal Income Trust........................   Massachusetts personal income taxes, consistent with preservation of capital
Van Kampen Merritt New Jersey Value Municipal    High level of current income exempt from Federal income taxes and New
 Income Trust..................................   Jersey gross income tax, consistent with preservation of capital
Van Kampen Merritt New York Value Municipal      High level of current income exempt from Federal as well as New York
 Income Trust..................................   State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Ohio Value Municipal Income   High level of current income exempt from Federal and Ohio income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt Pennsylvania Value Municipal  High level of current income exempt from Federal and Pennsylvania
 Income Trust..................................   income taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust   High level of current income exempt from federal income tax, consistent
 II............................................  with preservation of capital
Van Kampen Merritt Florida Municipal             High level of current income exempt from federal income tax, consistent
 Opportunity Trust.............................  with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Advantage Municipal Income    Provide common shareholders with a high level of current income exempt
 Trust II......................................  from federal income tax, consistent with preservation of capital
Van Kampen Merritt Select Sector Municipal       To provide common shareholders with a high level of current income
 Trust.........................................  exempt from federal income tax, consistent with preservation of capital

58                           Trust Administration

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

     COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust, 1st Insured Multi-Series and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of

                             Trust Administration                           59
the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     TRUSTEE'S FEE. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided" and "Trustee" above.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

60                           Trust Administration

     If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

     SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

     INSURANCE PREMIUMS. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts.

     The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor,

                             Trust Administration                           61
so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, a State Trust or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of an IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trust. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

62                           Trust Administration

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above under "Unitholder Explanations--Interest Earning Schedule--Accrued Interest (Accrued Interest to Carry)". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price in the manner described.

     The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $25.00 per Unit for less than 100 Units, $29.00 per Unit for any single transaction of 100 to 249 Units, $28.50 per Unit for any single transaction of 250 to 499 Units, $31.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Intermediate Trust, and in the case of an IM-IT, a State Trust or a National Quality Trust, $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations-- Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering".

     To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

     SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units (excluding Purchased Interest) as indicated under "Unitholder Explanations--Public Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public Offering--General".

     The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $22.00 and $35.00 per Unit of any Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT, State Trust or National Quality Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $30.00 per Unit for any single transaction of 100 to 249 Units, $29.50 per Unit for any single transaction of 250 to 499 Units, $32.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In addition, A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT and IM-IT Intermediate Trusts, respectively, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit it underwrites of the IM-IT, and $3.00 for each Unit it underwrites of the IM-IT Intermediate Trust, provided it underwrites a minimum of 1,500 Units of the IM-IT Intermediate Trust. See "Unitholder Explanations--Public Offering--General". If The Principal/Eppler, Guerin & Turner, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any

                             Trust Administration                           63
other series of the IM-IT and/or any series of the Texas Insured Municipals Income Trust during any calendar month, then The Principal/Eppler, Guerin & Turner, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trusts it commits to underwrite in said month. In addition, the Sponsor will receive from the Managing Underwriters of the Connecticut IM-IT Trust (who underwrite 15% of the Trust involved or 1,000 Units of the Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of the Connecticut IM-IT Trust will receive an additional $2.00 per each such Unit. Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

     As stated under "Unitholder Explanations--Public Offering--Market for Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

64                              Other Matters

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal, Colorado and Florida tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Day, Berry & Howard has acted as special counsel to the Fund for Connecticut tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

     In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:
     (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;
     (2) Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;
     (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and
     (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest

                                Other Matters                               65
rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

     In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

     Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

     In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

     In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

66                              Other Matters

     In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

     In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

     Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

     For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

                                Other Matters                               67

DESCRIPTION OF SECURITIES RATINGS*

      STANDARD & POOR'S CORPORATION. A Standard & Poor's Corporation ("Standard & Poor's") corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

     The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

     The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

     The ratings are based, in varying degrees, on the following considerations:

      I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

     II. Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

     A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

     BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in *As published by the rating companies.

68                              Other Matters
Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

                                Other Matters                               69

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Merritt Inc. and the Unitholders of Insured Municipals Income Trust, 154th Insured Multi-Series (IM-IT, IM-IT Intermediate, Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts):

        We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust, 154th Insured Multi-Series (IM-IT, IM-IT Intermediate, Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts) as of February 3, 1994. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust, 154th Insured Multi-Series (IM-IT, IM-IT Intermediate, Colorado IM-IT, Connecticut IM-IT and Florida IM-IT Trusts) as of February 3, 1994, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON
   February 3, 1994

70                              Other Matters

                       INSURED MUNICIPALS INCOME TRUST
                          154TH INSURED MULTI-SERIES

                           STATEMENTS OF CONDITION

                 AS OF THE DATE OF DEPOSIT: FEBRUARY 3, 1994

                                                                    IM-IT
                                                                INTERMEDIATE       COLORADO        CONNECTICUT        FLORIDA
    INVESTMENT IN SECURITIES                       IM-IT            TRUST         IM-IT TRUST      IM-IT TRUST      IM-IT TRUST
Contracts to purchase tax-exempt securities
  <F1><F2><F4>..............................   $   9,093,420    $   4,963,663    $   2,847,865    $   2,887,174    $   2,825,085
Accrued interest to the First Settlement
  Date <F1><F4>.............................          58,088           20,864           30,530           19,082           11,362
         Total..............................   $   9,151,508    $   4,984,527    $   2,878,395    $   2,906,256    $   2,836,447
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Accrued interest payable to Sponsor
    <F1><F4>................................   $          --    $          --    $       6,124    $          --    $          --
Interest of Unitholders--
      Cost to investors <F3>................       9,620,000        5,185,930        3,019,000        3,055,000        2,982,000
  Less: Gross underwriting commission <F3>..         468,492          201,403          146,729          148,744          145,553
         Net interest to Unitholders
           <F1><F3><F4>.....................       9,151,508        4,984,527        2,872,271        2,906,256        2,836,447
         Total..............................   $   9,151,508    $   4,984,527    $   2,878,395    $   2,906,256    $   2,836,447

<F1> The aggregate value of the Securities listed under "Portfolio" for each
     Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price". The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                                  OFFERING        ACCRUED
                                                                   PRINCIPAL        PRICE       INTEREST TO
                                                    AMOUNT OF      AMOUNT OF      OF BONDS       EXPECTED
                                                    LETTER OF     BONDS UNDER       UNDER        DELIVERY
                                                     CREDIT        CONTRACTS      CONTRACTS        DATES
IM-IT...........................................  $   9,153,978  $   9,395,000  $   9,093,420   $    60,558
IM-IT Intermediate Trust........................  $   4,985,411  $   5,030,000  $   4,963,663   $    21,748
Colorado IM-IT Trust............................  $   2,876,402  $   2,900,000  $   2,847,865   $    28,537
Connecticut IM-IT Trust.........................  $   2,903,902  $   2,970,000  $   2,887,174   $    16,728
Florida IM-IT Trust.............................  $   2,836,418  $   2,950,000  $   2,825,085   $    11,333

<F2> Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.
<F3> The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General-- Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.
<F4> Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

                                Other Matters                               71

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

     As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1994. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $111,800. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

IM-IT

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET   4 1/2%     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00    15%      5.29%    5.88%    6.47%    7.06%    7.65%    8.24%    8.82%
 22.80 -  55.10   38.00 -  91.90    28       6.25     6.94     7.64     8.33     9.03     9.72    10.42
 55.10 - 115.00   91.90 - 140.00    31       6.52     7.25     7.97     8.70     9.42    10.14    10.87
115.00 - 250.00  140.00 - 250.00    36       7.03     7.81     8.59     9.38    10.16    10.94    11.72
  Over 250.00      Over 250.00    39.6       7.45     8.28     9.11     9.93    10.76    11.59    12.42

INTERMEDIATE

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET     4%     4 1/2%     5%     5 1/2%     6%     6 1/2%     7%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00    15%      4.71%    5.29%    5.88%    6.47%    7.06%    7.65%    8.24%
 22.80 -  55.10   38.00 -  91.90    28       5.56     6.25     6.94     7.64     8.33     9.03     9.72
 55.10 - 115.00   91.90 - 140.00    31       5.80     6.52     7.25     7.97     8.70     9.42    10.14
115.00 - 250.00  140.00 - 250.00    36       6.25     7.03     7.81     8.59     9.38    10.16    10.94
  Over 250.00      Over 250.00    39.6       6.62     7.45     8.28     9.11     9.93    10.76    11.59

COLORADO

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET   4 1/2%     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  19.3%      5.58%    6.20%    6.82%    7.43%    8.05%    8.67%    9.29%
 22.80 -  55.10   38.00 -  91.90  31.6       6.58     7.31     8.04     8.77     9.50    10.23    10.96
 55.10 - 115.00   91.90 - 140.00  34.5       6.87     7.63     8.40     9.16     9.92    10.69    11.45
115.00 - 250.00  140.00 - 250.00  39.2       7.40     8.22     9.05     9.87    10.69    11.51    12.34
  Over 250.00      Over 250.00    42.6       7.84     8.71     9.58    10.45    11.32    12.20    13.07

72                              Other Matters

CONNECTICUT

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*  4 1/2%     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
                 $    0 -  38.00  17.5%      5.45%    6.06%    6.67%    7.27%    7.88%    8.48%    9.09%
$    0 -  22.80                   18.3       5.51     6.12     6.73     7.34     7.96     8.57     9.18
 22.80 -  55.10   38.00 -  91.90  30.8       6.50     7.23     7.95     8.67     9.39    10.12    10.84
 55.10 - 115.00   91.90 - 140.00  34.1       6.83     7.59     8.35     9.10     9.86    10.62    11.38
115.00 - 250.00  140.00 - 250.00  38.9       7.36     8.18     9.00     9.82    10.64    11.46    12.27
  Over 250.00      Over 250.00    42.3       7.80     8.67     9.53    10.40    11.27    12.13    13.00

*The table takes into account the Connecticut income tax. The Connecticut income tax is based on Connecticut taxable income, which is not tied to Federal taxable income. Connecticut taxable income is equal to Connecticut adjusted gross income ("CAGI") (which is Federal adjusted gross income with certain modifications) minus the allowable personal exemption ($12,000 in the case of single individuals; $24,000 for married persons filing jointly). Although not reflected in the table, the Connecticut income tax provides for a personal exemption phase-out, which essentially doubles the effective marginal Connecticut income tax rate for single taxpayers whose CAGI is between $24,000 and $35,001 at which point the personal exemption is completely phased out. For married taxpayers filing a joint return, the effective marginal Connecticut income tax rate is doubled where CAGI is between $48,000 and $71,001, at which point the personal exemption is completely phased out. In addition, as reflected in the rates shown, the Connecticut income tax provides for a tax credit (at varying percentages depending on the taxpayer's CAGI) against the income tax which is based on CAGI and, in effect, varies the income tax rate for taxpayers. Investors should consult their own tax advisors regarding the effect of the credit on marginal tax rates at specific CAGI levels.

FLORIDA

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*  4 1/2%     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00    15%      5.29%    5.88%    6.47%    7.06%    7.65%    8.24%    8.82%
 22.80 -  55.10   38.00 -  91.90    28       6.25     6.94     7.64     8.33     9.03     9.72    10.42
 55.10 - 115.00   91.90 - 140.00    31       6.52     7.25     7.97     8.70     9.42    10.14    10.87
115.00 - 250.00  140.00 - 250.00    36       7.03     7.81     8.59     9.38    10.16    10.94    11.72
  Over 250.00      Over 250.00    39.6       7.45     8.28     9.11     9.93    10.76    11.59    12.42

*The State of Florida imposes no income tax on individuals; accordingly, the table reflects only exemption from Federal income taxes. The table does not reflect the exemption of Units of the Florida IM-IT Trust from the State's intangible tax; accordingly, Florida residents subject to such tax would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Florida IM-IT Trust.

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen Merritt sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

                                Other Matters                               73

ESTIMATED CASH FLOWS TO UNITHOLDERS

     The tables below set forth the per Unit estimated distributions of interest, principal and rebates of Purchased Interest to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
March         1994                              2.88                                       2.88
April         1994  - December  2002            4.11                                       4.11
January       2003                              4.11      $103.95        $.67            108.73
February      2003  - December  2004            3.64                                       3.64
January       2005                              3.64       155.92        1.04            160.60
February      2005  - August    2005            2.92                                       2.92
September     2005                              2.66       110.19         .71            113.56
October       2005  - December  2005            2.43                                       2.43
January       2006                              2.43        67.56         .45             70.44
February      2006                              2.12       104.99         .71            107.82
March         2006  - August    2006            1.64                                       1.64
September     2006                              1.52        51.98         .33             53.83
October       2006  - December  2017            1.42                                       1.42
January       2018                              1.42        36.38         .23             38.03
February      2018  - December  2019            1.26                                       1.26
January       2020                              1.26       103.95         .63            105.84
February      2020  - April     2020             .83                                        .83
May           2020                               .83        33.79                         34.62
June          2020  - May       2023             .83                                        .83
June          2023                               .61       103.95         .61            105.17
July          2023  - August    2023             .41                                        .41
September     2023                               .17       103.95         .66            104.78

74                              Other Matters

IM-IT INTERMEDIATE TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
March         1994                            $ 2.50                                    $  2.50
April         1994 - June           2003        3.57                                       3.57
July          2003                              3.25      $319.08        $ 1.43          323.76
August        2003 - September      2003        2.32                                       2.32
October       2003                              2.32        99.40           .41          102.13
November      2003                              1.96        54.68           .23           56.87
December      2003                              1.76                                       1.76
January       2004                              1.76       159.04           .68          161.48
February      2004 - July           2004        1.16                                       1.16
August        2004                              1.16        49.70                         50.86
September     2004                               .86       149.11           .66          150.63
October       2004 - November       2004         .59                                        .59
December      2004                               .29       149.10           .65          150.04
January       2005                               .02        19.89           .09           20.00

                                Other Matters                               75

COLORADO IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
March         1994                            $ 2.70                                    $  2.70
April         1994 - December       2002        3.86                                       3.86
January       2003                              3.64      $ 83.63          $.83           88.10
February      2003 - March          2004        3.45                                       3.45
April         2004                              3.45       165.62          1.62          170.69
May           2004 - May            2005        2.66                                       2.66
June          2005                              2.45        82.81           .82           86.08
July          2005 - August         2005        2.26                                       2.26
September     2005                              2.08        82.81           .71           85.60
October       2005 - March          2012        1.91                                       1.91
April         2012                              1.91       165.62          1.31          168.84
May           2012 - November       2015        1.28                                       1.28
December      2015                              1.28        49.68                         50.96
January       2016 - November       2023        1.28                                       1.28
December      2023                               .92       331.24          2.79          334.95

76                              Other Matters

CONNECTICUT IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
March         1994                            $ 2.69                                    $  2.69
April         1994 - June           2002        3.85                                       3.85
July          2002                              3.85      $ 99.67          $.74          104.26
August        2002 - May            2005        3.38                                       3.38
June          2005                              2.99       163.66          1.18          167.83
July          2005                              2.65       130.94           .88          134.47
August        2005 - January        2011        2.10                                       2.10
February      2011                              2.10       114.56           .71          117.37
March         2011 - May            2012        1.65                                       1.65
June          2012                              1.65        39.28                         40.93
July          2012 - January        2013        1.66                                       1.66
February      2013                              1.66        49.10           .32           51.08
March         2013 - January        2014        1.46                                       1.46
February      2014                              1.46        49.10           .32           50.88
March         2014 - June           2022        1.27                                       1.27
July          2022                              1.27       163.67          1.05          165.99
August        2022 - June           2023         .60                                        .60
July          2023                               .60       163.66          1.05          165.31

                                Other Matters                               77

FLORIDA IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
March         1994                            $ 2.75                                    $  2.75
April         1994 - September      2006        3.93                                       3.93
October       2006                              3.93      $167.67          $.69          172.29
November      2006 - December       2017        3.19                                       3.19
January       2018                              3.19        83.83           .32           87.34
February      2018 - May            2018        2.86                                       2.86
June          2018                              2.86        31.86                         34.72
July          2018 - August         2020        2.86                                       2.86
September     2020                              2.49       167.67           .66          170.82
October       2020 - June           2021        2.17                                       2.17
July          2021                              2.17        57.01           .23           59.41
August        2021 - September      2022        1.92                                       1.92
October       2022                              1.92       251.51           .98          254.41
November      2022 - May            2023         .90                                        .90
June          2023                               .90       167.68           .68          169.26
July          2023 - September      2023         .19                                        .19
October       2023                               .19        62.03           .24           62.46

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

          Title                                         Page
INTRODUCTION.....................................          2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION.......          3
UNITHOLDER EXPLANATIONS..........................          7
 Settlement of Bonds in the Trusts...............          7
   The Fund......................................          7
   Objectives and Securities Selection...........          8
   Portfolio Concentrations......................          9
   Replacement Bonds.............................         12
   Bond Redemptions..............................         13
   Distributions.................................         14
   Certificates..................................         14
 Estimated Current Returns and Estimated
   Long-Term Returns.............................         14
 Interest Earning Schedule.......................         15
   Calculation of Estimated Net Annual Interest
     Income......................................         15
 Purchased and Accrued Interest..................         15
   Purchased Interest............................         15
   Accrued Interest..............................         15
 Public Offering.................................         16
   General.......................................         16
   Offering Price................................         17
   Market for Units..............................         18
   Distributions of Interest and Principal.......         19
   Reinvestment Option...........................         19
   Redemption of Units...........................         20
   Reports Provided..............................         21
 Insurance on the Bonds in the Insured Trusts....         22

IM-IT............................................         30
IM-IT INTERMEDIATE TRUST.........................         32
COLORADO IM-IT TRUST.............................         34
CONNECTICUT IM-IT TRUST..........................         39
FLORIDA IM-IT TRUST..............................         44

NOTES TO PORTFOLIOS..............................         50
UNDERWRITING.....................................         52
TRUST ADMINISTRATION.............................         55
 Fund Administration and Expenses................         55
   Sponsor.......................................         55
   Compensation of Sponsor and Evaluator.........         58
   Trustee.......................................         58
   Trustee's Fee.................................         59
   Portfolio Administration......................         59
   Sponsor Purchases of Units....................         60
   Insurance Premiums............................         60
   Miscellaneous Expenses........................         60
 General.........................................         60
   Amendment or Termination......................         60
   Limitation on Liabilities.....................         61
   Unit Distribution.............................         62
   Sponsor and Underwriter Compensation..........         62
OTHER MATTERS....................................         64
 Legal Opinions..................................         64
 Independent Certified Public Accountants........         64
FEDERAL TAX STATUS...............................         64
DESCRIPTION OF SECURITIES RATINGS................         67
REPORT OF INDEPENDENT CERTIFIED PUBLIC
 ACCOUNTANTS.....................................         68
STATEMENTS OF CONDITION..........................         69
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
 TABLES..........................................         70
ESTIMATED CASH FLOWS TO UNITHOLDERS..............         72

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

(R) denotes a registered trademark of Van Kampen Merritt Inc.

          P  R  O  S  P  E  C  T  U  S

          February 3, 1994

          LOGO

          INSURED MUNICIPALS INCOME TRUST, 154TH INSURED MULTI-SERIES

          IM-IT 316

          IM-IT 76th Intermediate

          Colorado IM-IT 67

          Connecticut IM-IT 23

          Florida IM-IT 76

          LOGO

         One Parkview Plaza        (R)
         Oakbrook Terrace, Illinois 60181
         Mellon Bank Center
         1735 Market Street, Suite 1300
         Philadelphia, Pennsylvania 19103
         Please retain this Prospectus for future reference.

                   Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

     The following exhibits:

1.1  Copy of Trust Agreement (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Financial Guaranty Insurance Company for each IM-IT Trust (to be supplied by amendment).

1.5 Copy of Master Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to income tax status of the Fund under New York law (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton (to be supplied by amendment).

                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 157th Insured Multi-Series has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 10th day of February, 1994.

                                    Insured Municipals Income Trust,
                                       157th Insured Multi-Series
                                       (Registrant)

                                    By Van Kampen Merritt Inc.
                                       (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on February 10, 1994.

 Signature               Title

John C. Merritt       Chairman, Chief Executive                 )
                        Officer and Director                    )

William R. Rybak      Senior Vice President and                 )
                        Chief Financial Officer                 )

Ronald A. Nyberg      Director                                  )

William R. Molinari   Director                                  )

                                    By Sandra A. Waterworth
                                       (Attorney-in-fact*)

_________________________________________________________________________

* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and the same are hereby incorporated herein by this reference.